Exhibit 10.1

EXECUTION VERSION

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential.

Double asterisks denote omissions.

LICENSE AGREEMENT

BY AND BETWEEN

Astria THERAPEUTICS, INC.

AND

KAKEN PHARMACEUTICAL CO., LTD.

i

Article 6	COMMERCIALIZATION	28

6.1	General	28
6.2	Commercialization Plan	28
6.3	Promotional Materials; Educational Materials	29
6.4	Conferences	29
6.5	Commercialization Reports	29
6.6	Commercialization Efforts	30
6.7	Standards of Conduct	30
6.8	Licensed Product Branding; Trademark	30
6.9	Name of A Party	31

Article 7	MANUFACTURE AND SUPPLY	31

7.1	Clinical Supply Agreement	31
7.2	Commercial Supply Agreement	31
7.3	Certain Supply Agreement Terms	32
7.4	Serialization	32
7.5	Astria Supply Chain Security Requirements	32
7.6	Quality Complaints	32
7.7	Cooperation in Response to Licensed Product Complaints	33
7.8	Recall, Withdrawal, Suspension, or Market Notification of Licensed Products	33
7.9	Manufacturing Technology Transfer	33

Article 8	FINANCIAL TERMS	34

8.1	Upfront Payment	34
8.2	Milestone Payments	34
8.3	Royalties	35
8.4	Royalty Payments and Sales and Royalty Reports	37
8.5	Recordkeeping	37
8.6	Methods of Payment	38
8.7	Currency Conversion	38
8.8	Taxes	38
8.9	Late Payments	39

Article 9	INTELLECTUAL PROPERTY	40

9.1	Ownership; Disclosure of Licensed Product Improvements	40
9.2	Prosecution of Patent Rights	40
9.3	Enforcement and Defense	41
9.4	Defense of Third Party Infringement and Misappropriation Claims	43
9.5	Patent Term Extensions	43

Article 10	DATA SECURITY AND ADVERSE DRUG EVENTS AND REPORTS	44

10.1	Data Security	44
10.2	Pharmacovigilance Agreement	44
10.3	Adverse Drug Event Complaints	44
10.4	Global Safety Database	45

Article 11	REPRESENTATIONS, WARRANTIES, AND COVENANTS	45

11.1	Mutual Representations and Warranties	45
11.2	Mutual Covenants	46
11.3	Additional Astria Warranties	47
11.4	Additional Kaken Warranties	48
11.5	Anti-Corruption	48
11.6	Disclaimer	50
11.7	Limitation of Liability	50

Article 12	CONFIDENTIALITY	50

12.1	Generally	50
12.2	Exceptions	50
12.3	Permitted Disclosures	51
12.4	Publicity	51
12.5	Publications	52
12.6	Restriction	53
12.7	Injunctive Relief	53

Article 13	INDEMNIFICATION; INSURANCE	53

13.1	Indemnification by Astria	53
13.2	Indemnification by Kaken	53
13.3	Procedure	54
13.4	Insurance	54

Article 14	TERM AND TERMINATION	55

14.1	Term	55
14.2	Termination	55
14.3	Effect of Termination	56
14.4	Alternative Remedy for Termination for Cause	58
14.5	Survival; Accrued Rights	59

Article 15	GOVERNING LAW; DISPUTE RESOLUTION	59

15.1	Governing Law	59
15.2	Disputes	59
15.3	Language	60

Article 16	ASSIGNMENT AND ACQUISITIONS	60

16.1	Assignment	60
16.2	Acquisitions	61

Article 17	MISCELLANEOUS	61

17.1	Force Majeure	61
17.2	Entire Agreement	62
17.3	Severability	62
17.4	Notices	62
17.5	Agency	63
17.6	No Waiver	63

17.7	Cumulative Remedies	63
17.8	No Third Party Beneficiary Rights	63
17.9	Counterparts	63
17.10	Interpretation	63

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this “Agreement”) is made and entered into as of August 6, 2025 (“Effective Date”) between Astria Therapeutics, Inc., a corporation organized and existing under the laws of Delaware, with a principal place of business at 22 Boston Wharf Road 10th Floor, Boston, MA 02210, U.S.A. (“Astria”), and Kaken Pharmaceutical Co., Ltd., a Japanese corporation organized and existing under the laws of Japan, with a principal place of business at 28-8, Honkomagome 2-chome, Bunkyo-ku, Tokyo 113-8650, Japan (“Kaken”).

Astria and Kaken may be referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Astria has developed the Antibody (as defined below) and owns or controls certain Know-How and Patent Rights (each as defined below) related thereto;

WHEREAS, Kaken has the ability to develop and commercialize pharmaceutical products in the Kaken Territory (as defined below); and

WHEREAS, Kaken desires to obtain from Astria, and Astria desires to grant to Kaken, an exclusive license under such Know-How and Patent Rights to Develop and Commercialize the Antibody and Licensed Products (as defined below) in the Kaken Territory in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, the Parties agree as follows:

Article 1

DEFINITIONS

1.1“Accounting Standards” means (a) with respect to Astria, then-current generally accepted accounting principles in the U.S. as established by the Financial Accounting Standards Board (or any successor thereto); and (b) with respect to Kaken, Japanese generally accepted accounting principles, consistently applied or international financial reporting standards promulgated by the International Accounting Standards Board (or any successor thereto); in each case (the foregoing (a) and (b)) as generally and consistently applied by such Party.

1.2“Actual Japanese Phase 3 Costs” has the meaning set forth in Section 4.1.3(b).

1.3“Affiliate” means, with respect to an entity, any other entity controlled by, controlling, or under common control with such first entity, with “control” meaning (a) direct or indirect beneficial ownership of at least fifty percent (50%) of the voting stock of the applicable entity (or such lesser percentage that is the maximum allowed to be owned by a foreign entity in a particular jurisdiction and is sufficient to grant the holder of such voting stock or interest the power to direct the management and policies of such entity); or (b) possession, directly or indirectly, of the power to direct the management and policies of an entity, whether through ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise.

1.4“Agreement” has the meaning set forth in Preamble.

1.5“Annual Net Sales” means the total Net Sales of the Licensed Products by Kaken, its Affiliates or Sublicensees, in a particular Fiscal Year in the Kaken Territory.

1.6“Antibody” means the antibody known as navenibart, as identified in Schedule 1.6.

1.7“Anti-Social Forces” means: (a) an organized crime group, a member of an organized crime group, a related company or association of an organized crime group, and any other equivalent Person; or (b) a Person who, themselves or through the use of Third Parties, conducts a demand with violence, an unreasonable demand beyond its legal entitlement, use of intimidating words or actions, damages the credit, or obstructs the business of the other Party by spreading false rumors or by the use of fraudulent, or any other equivalent actions.

1.8“API” means an active pharmaceutical ingredient.

1.9“Astria” has the meaning set forth in Preamble.

1.10“Astria Indemnitees” has the meaning set forth in Section 13.2.

1.11“Astria Product Documentation” has the meaning set forth in Section 4.9.1.

1.12“Astria Product Trademarks” means: (a) the Trademarks identified in Schedule 1.12; and (b) such other Trademarks as Astria may designate in writing from time to time in accordance with Section 6.8.

1.13“Astria Territory” means the entire world other than the Kaken Territory.

1.14“Bankrupt Party” has the meaning set forth in Section 14.2.4(a).

1.15“Biosimilar Competition” means, [**].

1.16“Biosimilar Product” means any biologic product that: [**].

1.17“Breaching Party” has the meaning set forth in Section 14.2.3.

1.18“Breach Notice” has the meaning set forth in Section 14.2.3.

1.19“Business Day” means a day other than (a) a Saturday or a Sunday; or (b) a day which is a legal holiday in Massachusetts, U.S. or Tokyo, Japan.

1.20“Change of Control” of a Party means any of the following, in a single transaction or a series of related transactions: (a) the sale or disposition of all or substantially all of the assets of such Party to a Third Party (or multiple Third Parties acting in concert); (b) the direct or indirect acquisition by a Third Party (or multiple Third Parties acting in concert) (other than an employee benefit plan (or related trust) sponsored or maintained by such Party or any of its Affiliates) of beneficial ownership of more than fifty percent (50%) of the then-outstanding common shares or voting power of such Party or any direct or indirect parent entity that holds, directly or indirectly, beneficial ownership of more than fifty percent (50%) of the then-outstanding common shares or voting power of such Party (a “Parent Entity”); or (c) the merger or consolidation of such Party or any of its Parent Entities with or into any Third Party, unless, following such merger or consolidation, the stockholders of such Party or Parent Entity (as applicable) immediately prior to such merger or consolidation beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding common shares or voting power of the entity resulting from such merger or consolidation.

1.21“Clinical Supply Agreement” has the meaning set forth in Section 7.1.

1.22“Clinical Trial” means any clinical trial in human subjects.

1.23“Clinical Trial Plan” has the meaning set forth in Section 4.2.1.

1.24“Clinical Data” means, with respect to a Clinical Trial of a Licensed Product, all information relating to the Antibody, such Licensed Product, or any other compound or product that is the subject of such Clinical Trial, in each case, that is made, collected, or otherwise generated in the performance of, or in connection with, such Clinical Trial, including any data, reports, or results relating thereto.

1.25“CMC” means chemistry, manufacturing, and controls.

1.26“CMO” has the meaning set forth in Section 5.3.1.

1.27“Co-Chairperson” has the meaning set forth in Section 3.3.

1.28“Co-Development Activities” means all: (a) activities undertaken by or on behalf of the Parties under any Clinical Trial Plan; and (b) other Development activities that the Parties mutually agree in writing to undertake relating to co-Development of Licensed Products in the Field in the Kaken Territory.

1.29“Combination Product” means a Licensed Product sold in any finished dosage form containing: (a) the Antibody; and (b) [**] additional APIs having a meaningful therapeutic effect (whether co-formulated or co-packaged with the Antibody).

1.30“Commercial Supply Agreement” has the meaning set forth in Section 7.2.

1.31“Commercialization”, “Commercialize”, or “Commercializing” means, with respect to a pharmaceutical product, any and all activities directed to the marketing, promotion, importation, distribution, pricing, Reimbursement Approval, offering for sale, or sale of such pharmaceutical product, and interacting with Regulatory Authorities regarding the foregoing.

1.32“Commercialization Plan” has the meaning set forth in Section 6.2.

1.33“Commercially Reasonable Efforts” means, with respect to a Party performing any given obligation under this Agreement, [**].

1.34“Confidential Information” means, subject to the exceptions set forth in Section 12.2, Know-How and any technical, scientific, trade, research, manufacturing, business, financial, compliance, marketing, product, supplier, intellectual property, or other information that is or has been disclosed by or on behalf of one Party or any of its Affiliates to the other Party or any of its Affiliates (including through their Representatives) in connection with this Agreement (including information disclosed prior to the Effective Date pursuant to the letter agreement, dated [**], by and between the Parties (the “Prior CDA”)), regardless of whether such information is specifically designated as confidential and regardless of whether such information is in written, oral, electronic, or other form. The terms of this Agreement are deemed to be the Confidential Information of both Parties, with each Party deemed to be both a Discloser and a Recipient thereof.

1.35“Control” or “Controlled” means, subject to Section 16.2, with respect to a Party and any Know-How (including Regulatory Documents), Patent Right, or other intellectual property right, that such Party or any of its Affiliates has the ability (other than pursuant to a license granted to such Party under this Agreement) to grant to the other Party a license or sublicense to, or other right with respect to, such Know-How, Patent Right, or other intellectual property right in the manner contemplated in this Agreement without violating the terms of any agreement or other arrangement with any Third Party.

1.36“Cover” or “Covered” means, with respect to an antibody, product, or Know-How and a Patent Right, that, in the absence of ownership of, or a license granted under, such Patent Right, the manufacture, use, offer for sale, sale, importation or other exploitation of such antibody, product, or Know-How would infringe a claim in such Patent Right (or, in the case of a claim of a pending patent application, would infringe such claim if it were to issue as a claim of an issued patent) in the country where such activity occurred.

1.37“Deductible Third Party Payments” means, with respect to any Licensed Product, any payment, including upfront payment, milestone payments, maintenance fees, minimum license or royalty fees, royalties (including royalties or settlement payments for the past exploitation of such Licensed Product before receiving such license), or other similar costs, that Kaken pays to any Third Party with respect to such Licensed Product in the Kaken Territory as consideration for a license under any Patent Right owned or controlled by such Third Party that are necessary or reasonably useful for the Development, Packaging, or Commercialization of the Licensed Product in the Field in the Kaken Territory.

1.38“Development” or “Develop” means, with respect to any product, non-clinical and clinical research and development, including post-marketing authorization studies (including any studies included in the definition of “Medical Affairs”) and all other activities in support of obtaining or maintaining Regulatory Approval for such product and to supporting appropriate usage of such product (whether before or after Regulatory Approval). For clarity, “Development” includes activities related to the testing and qualification of a product, including toxicology studies, pharmacology studies, statistical analysis and report generation, non-clinical testing, Clinical Trials, regulatory affairs and registration activities, and all other activities necessary to prepare and file a Drug Approval Application and to seek, obtain, and maintain Regulatory Approval. “Development” is not intended, and will not be construed, to include Manufacturing.

1.39“Development Records” has the meaning set forth in Section 4.8.

1.40“Development Report” has the meaning set forth in Section 4.6.1.

1.41“Discloser” has the meaning set forth in Section 12.2.

1.42“Dispute” has the meaning set forth in Section 15.2.1.

1.43“Dollars” or “$” means the legal tender of the U.S.

1.44“Drug Approval Application” means a Biologics License Application submitted to the FDA, or an equivalent application filed with any Regulatory Authority in any country other than the United States.

1.45“Educational Materials” has the meaning set forth in Section 6.3.

1.46“Effective Date” has the meaning set forth in Preamble.

1.47“EMA” means the European Medicines Agency or any successor entity thereto.

1.48“Estimated Japanese Phase 3 Costs” has the meaning set forth in Section 4.1.3(b).

1.49“Event of Bankruptcy” has the meaning set forth in Section 14.2.4(a).

1.50“Executive Officer” has the meaning set forth in Section 3.7.

1.51“FCPA” has the meaning set forth in Section 11.5.2(a).

1.52“FDA” means the U.S. Food and Drug Administration or any successor agency thereto.

1.53“FD&C Act” means the U.S. Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time.

1.54“Field” means the prevention of HAE attacks in humans; but excluding On-Demand Treatment of HAE (either alone or together with Short Term Prophylaxis of HAE).

1.55“First Commercial Sale” means, for each Licensed Product in the Field in the Kaken Territory, the first sale for end use or consumption of such Licensed Product in the Field in the Kaken Territory by Kaken or any of its Affiliates or Sublicensees in an arms’ length transaction to a Third Party following receipt of applicable Regulatory Approval of such Licensed Product in the Kaken Territory. Sales for test marketing, free samples, compassionate use, named patient sales, or similar programs, or Clinical Trial purposes, will not constitute a First Commercial Sale.

1.56“First Commercial Sale Milestone Event” has the meaning set forth in Section 8.2.1.

1.57“First Commercial Sale Milestone Payment” has the meaning set forth in Section 8.2.1.

1.58“Fiscal Year” means each twelve (12)-month period commencing on April 1 of each year.

1.59“Force Majeure” has the meaning set forth in Section 17.1.

1.60“Global Clinical Trial” means any Clinical Trial for any Licensed Product that includes clinical sites both in the Kaken Territory and in the Astria Territory.

1.61“Global Phase 3 Costs” has the meaning set forth in Section 1.79.

1.62“Global Phase 3 Trial Program” means, collectively, the Global Clinical Trials consisting of the Phase 3 Clinical Trial identified as ALPHA-ORBIT and the associated long-term trial identified as ORBIT-EXPANSE.

1.63“Global Safety Database” has the meaning set forth in Section 10.4.1.

1.64“Good Clinical Practices” or “GCP” means the then-current good clinical practice standards, practices, and procedures promulgated or endorsed by any applicable Regulatory Authority as set forth in the guidelines imposed by such Regulatory Authority, as may be updated from time to time.

1.65“Good Laboratory Practices” or “GLP” means the then-current good laboratory practice standards, practices, and procedures promulgated or endorsed by any applicable Regulatory Authority as set forth in the guidelines imposed by such Regulatory Authority, as may be updated from time to time.

1.66“Good Manufacturing Practices” or “GMP” means all Laws and guidelines applicable to Manufacture of the Antibody or Licensed Products, including (a) the FD&C Act (21 U.S.C. 321 et seq.); (b) relevant United States regulations in Title 21 of the United States Code of Federal Regulations (including Parts 11, 210, 211, and 600); (c) European Community Directives 2001/83/EC and 2003/94/EC; (d) the EU Guidelines to Good Manufacturing Practice Medicinal Products for Human and Veterinary Use, as set out in Volume 4 of the European Commission’s Rules governing medicinal products in the EU; (e) ICH, Q7 Good Manufacturing Practice Guidance for Active Pharmaceutical Ingredients; and (f) additional Regulatory Authority documents or regulations that replace, amend, modify or supplant any of the foregoing.

1.67“Good Pharmacovigilance Practices” or “GVP” means the then-current good pharmacovigilance practice standards, practices, and procedures promulgated or endorsed by any applicable Regulatory Authority as set forth in the guidelines imposed by such Regulatory Authority, as may be updated from time to time.

1.68“Government Official” has the meaning set forth in Section 11.5.1.

1.69“Governmental Authority” means any federal, national, multinational, state, provincial, county, city, or local government or any court, arbitrational tribunal, administrative agency, commission, or government authority acting under the authority of any federal, national, multinational, state, provincial, county, city, or local government.

1.70“HAE” means hereditary angioedema.

1.71“ICH” has the meaning set forth in Section 7.6.

1.72“IND” means an Investigational New Drug application for submission to the FDA or any equivalent counterpart application in any country other than the United States, including all supplements and amendments thereto.

1.73“Indemnified Party” has the meaning set forth in Section 13.3.

1.74“Indemnifying Party” has the meaning set forth in Section 13.3.

1.75“Indirect Costs” has the meaning set forth in Section 8.8.4.

1.76“Infringement Activity” has the meaning set forth in Section 9.3.2.

1.77“Initial Press Release” has the meaning set forth in Section 12.4.1.

1.78“In-License Agreement” means any agreement: (a) that is between Astria or any of its Affiliates, on the one hand, and one (1) or more Third Parties, on the other hand; (b) that is entered into after the Effective Date; (c) pursuant to which Astria or any of its Affiliates acquires Control of any Patent Right that Covers, or Know-How that is reasonably necessary for, Development, Packaging, or Commercialization of the Antibody or any Licensed Product in the Field in the Kaken Territory; and (d) that is deemed an In-License Agreement pursuant to Section 2.4.

1.79“Japanese Phase 3 Costs” means an amount equal to: (a) the sum of (i) all Out-of-Pocket Costs that were or are incurred by Astria in conducting the Global Phase 3 Trial Program (including the Out-of-Pocket Costs described on Schedule 1.79) on and after [**]; and (ii) the Out-of-Pocket Costs set forth in Schedule 1.79 that were incurred by Astria prior to [**], and are attributable to the conduct of the Global Phase 3 Trial Program (the “Global Phase 3 Costs”); multiplied by (b) the Kaken Territory [**] Percentage.

1.80“Joint Know-How” means all Know-How that is jointly conceived, invented, identified, discovered, made, authored, or otherwise developed by or on behalf of Kaken or any of its Affiliates, on the one hand, and Astria or any of its Affiliates on the other hand, in performing activities under this Agreement.

1.81“Joint Patent Rights” means all Patent Rights claiming any Joint Know-How.

1.82“Joint Technology” means Joint Know-How and Joint Patent Rights.

1.83“Joint Steering Committee” or “JSC” has the meaning set forth in Section 3.1.

1.84“Kaken” has the meaning set forth in the Preamble.

1.85“Kaken Indemnitees” has the meaning set forth in Section 13.1.

1.86“Kaken Product Documentation” has the meaning set forth in Section 4.9.2.

1.87“Kaken Regulatory Documents” means any Regulatory Documents Controlled by Kaken or any of its Affiliates during the Term that relate to the Antibody or any Licensed Product in the Kaken Territory.

1.88“Kaken Technology” means: (a) all Know-How that is (i) Controlled by Kaken or any of its Affiliates on the date of termination of this Agreement; and (ii) reasonably necessary or useful for the Development, Manufacture, or Commercialization of the Antibody or any Licensed Product anywhere in the world; and (b) all Patent Rights that (i) are Controlled by Kaken or any of its Affiliates on the date of termination of this Agreement; and (ii) Cover the Development, Manufacture, or Commercialization of the Antibody or any Licensed Product anywhere in the world; but excluding all Joint Technology and all Licensed Product Improvement Technology.

1.89“Kaken Territory” means Japan.

1.90“Kaken Territory [**] Percentage” means a percentage equal to [**].

1.91“Kaken Trademarks” has the meaning set forth in Section 6.8.

1.92 “Know-How” means all technical, scientific, and other information, know-how, inventions (whether patentable or not), data (including CMC data and Clinical Data), discoveries, trade secrets, technology, Regulatory Documents, formulae, practices, methods, knowledge, know-how, processes, instructions, procedures, assays, skills, techniques, software, algorithms, experience, results and test data (including physical, chemical, biological, toxicological, pharmacological, pharmaceutical, non-clinical, clinical, veterinary, analytical, safety, manufacturing, and quality control data), study designs and protocols, analytical methods (including necessary information relating to applicable reference standards), methods of use or administration, dosage regimens, combinations, control assays, research tools, reports, product specifications, standard operating procedures, batch records, compositions of matter, chemical or biological materials and other materials, chemical structures and sequence, formulations, improvements, modifications, developments, treatments, systems, designs, plans, specifications and documentation, and marketing, pricing, distribution cost, and sales data and descriptions.

1.93“Knowledge” means: (a) with respect to Astria, the actual knowledge of Astria’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, and Chief Business Officer; and (b) with respect to Kaken, the actual knowledge of Kaken’s Corporate Officer of Legal Affairs and Intellectual Property Department, Group Manager of Legal Affairs Group, and Group Manager of Intellectual Property Group.

1.94“Laws” means any law, statute, rule, regulation, order, judgment, standard, or ordinance of any Governmental Authority.

1.95“Liaison” has the meaning set forth in Section 3.11.

1.96“Licensed Know-How” means all Know-How (including all Joint Know-How) that: (a) is Controlled by Astria or any of its Affiliates as of the Effective Date or during the Term; and (b) is reasonably necessary or useful for the Development, Packaging, or Commercialization of the Antibody or any Licensed Product in the Field in the Kaken Territory.

1.97“Licensed Patent Rights” means all Patent Rights (including all Joint Patent Rights) that: (a) are Controlled by Astria or any of its Affiliates as of the Effective Date or during the Term; and (b) Cover the Development, Packaging, or Commercialization of the Antibody or any Licensed Product in the Field in the Kaken Territory. The Licensed Patent Rights as of the Effective Date are listed in Schedule 1.97.

1.98“Licensed Product” means any pharmaceutical product that contains the Antibody as an API.

1.99“Licensed Product Improvements” means all Know-How that: (a) is conceived, invented, identified, discovered, made, authored, or otherwise developed by or on behalf of Kaken or any of its Affiliates during the Term; and (b) either (i) constitutes a new method of use, formulation, or method of Manufacture of the Antibody or any Licensed Product; or (ii) constitutes Kaken Product Documentation; but excluding all Joint Know-How.

1.100“Licensed Product Improvement Patent Rights” means, collectively, all Patent Rights that: (a) are Controlled by Kaken or any of its Affiliates during the Term; and (b) Cover any Licensed Product Improvements; but excluding all Joint Patent Rights.

1.101“Licensed Product Improvement Technology” means Licensed Product Improvements and Licensed Product Improvement Patent Rights.

1.102“Licensed Technology” means Licensed Know-How and Licensed Patent Rights.

1.103“Losses” has the meaning set forth in Section 13.1.

1.104“Manufacture”, “Manufacturing”, or “Manufactured” means, as applicable, all activities associated with the production, manufacture (whether non-clinical, clinical, and commercial), formulating, processing, analyzing, testing, filling, finishing, assembly, Packaging, labeling, shipping, importing, freight, or storage of pharmaceutical compounds or materials. Without limiting the foregoing, Manufacturing includes establishment of manufacturing processes, process validation, stability testing, manufacturing scale-up, product characterization, quality assurance, and establishment of processes and procedures for quality control, testing, and release.

1.105“Manufacturing Cost” means, with respect to the Antibody or any Licensed Product (and any placebo) supplied by Astria to Kaken under this Agreement or any Supply Agreement, all internal and Out-of-Pocket Costs of Astria or any of its Affiliates actually incurred in Manufacturing such Antibody, Licensed Product or matching placebo (as applicable) supplied to Kaken, including:

1.105.1[**]

1.105.2[**]

For the purposes hereof, “Manufacturing Cost” shall be expressed on a per-unit basis and shall be based upon the Accounting Standards and methods for activity-based accounting thereunder, in each case, consistently applied throughout the organization of Astria and/or its applicable

Affiliate(s), as applicable. No cost item shall be counted more than once in calculating Manufacturing Costs.

1.106“Manufacturing Facilities” has the meaning set forth in Section 5.3.1.

1.107“Manufacturing Records” has the meaning set forth in Section 4.8.

1.108“Manufacturing Technology Transfer” has the meaning set forth in Section 7.9.

1.109“Material Regulatory Authority Meetings” has the meaning set forth in Section 5.3.3.

1.110“Medical Affairs” means matters relating to information services, publication, scientific and medical affairs, and advisory and collaborative activities with opinion leaders and professional societies, including medical education, symposia, and other medical programs and communications, investigator sponsored trials, and registry studies.

1.111“Milestone Payments” means the First Commercial Sale Milestone Payments and the Sales Milestone Payments.

1.112“Negotiation Period” has the meaning set forth in Section 2.7.2.

1.113“Net Sales” means the gross invoice price of a particular Licensed Product sold or otherwise transferred to a Third Party (other than a Sublicensee) by Kaken or any of its Affiliates or Sublicensees for consideration, reduced by the following amounts to the extent such reductions are customary under industry practices in the Kaken Territory and to the extent such amounts are included in the gross invoiced sales price, all as calculated in accordance with the Accounting Standards: [**].

If non-monetary consideration is received by Kaken or any of its Affiliates or Sublicensees for any Licensed Product in the Kaken Territory, Net Sales for such Licensed Product will be calculated based on the average arms-length cash price charged for such Licensed Product during the preceding calendar quarter, or, in the absence of such sales, the fair market value of the Licensed Product as determined by the Parties in good faith.

Sales from Kaken to its Affiliates or Sublicensees who are not end users of the Licensed Product will be disregarded for purposes of calculating Net Sales, but sales of the Licensed Product by such Affiliates or Sublicensees to any Third Party will be included in the gross invoice price used to calculate Net Sales.

[**]

1.114“Non-Breaching Party” has the meaning set forth in Section 14.2.3.

1.115“Non-Prosecuting Party” has the meaning set forth in Section 9.2.3.

1.116“OFAC” has the meaning set forth in Section 1.173.

1.117“On-Demand Treatment of HAE” means the treatment of acute attacks of HAE at the time an attack occurs.

1.118“Other Covered Party” has the meaning set forth in Section 11.5.1.

1.119“Other Party” has the meaning set forth in Section 14.2.4(a).

1.120“Out-of-Pocket Costs” means amounts paid by a Party or any of its Affiliates to a Third Party for goods or services that are specifically identifiable, documented and reasonably incurred by a Party with respect to such goods or services in accordance with such Party’s Accounting Standards and further will not include such Party’s, or any of its Affiliates’, internal or general overhead costs or expenses.

1.121“Package” means to perform or have performed any and all activities related to the final release, assembly, packaging, labeling, shipping, and storage with respect to a finished Licensed Product that is in its primary packaging.

1.122“Packaging” has correlating meaning.

1.123“Party” or “Parties” has the meaning set forth in Preamble.

1.124“Patent Rights” means: (a) any and all patents and pending patent applications (including any continuations, continuations-in-part, divisionals, provisionals, and converted provisional applications) in any country or supranational jurisdiction anywhere in the world, and patents issued from such patent applications (which, for the purposes of this Agreement will be deemed to include certificates of invention and applications for certificates of invention); and (b) any substitutions, divisions, continuations, reissues, renewals, or any like governmental grant for protection of any invention.

1.125“Payment Reduction” has the meaning set forth in Section 14.4.

1.126“Person” means any individual or any corporation, limited or general partnership, limited liability company, joint venture, trust, unincorporated association, governmental body, authority, bureau or agency, or other entity.

1.127“Pharmacovigilance Agreement” means that agreement between the Parties regarding the receipt, investigation, and reporting of adverse events, and any other information related to the safety of the Licensed Products as set forth in Section 10.2.

1.128“Phase 2 Clinical Trial” means a human clinical trial, the principal purpose of which is to make a preliminary determination as to whether a product is safe for its intended use, and to obtain sufficient information about such product’s effectiveness (efficacy), in a manner that is generally consistent with 21 CFR § 312.21(b), as amended (or its successor regulation) or any corresponding foreign Laws or regulation, to permit the design of further human clinical trials.

1.129“Phase 3 Clinical Trial” means a human clinical trial of a product that is prospectively designed to demonstrate statistically whether the product is safe and effective for use in humans in the indication(s) being investigated, and that would otherwise satisfy the requirements of 21 C.F.R. §312.21(c), or an equivalent clinical trial in a country other than the United States.

1.130“Phase 3 Cost Reference Date” means the last day of the calendar year in which recruitment for the Global Phase 3 Trial Program is completed.

1.131“Phase 3 Cost Invoicing Period” means each [**] period after the Effective Date commencing on [**] or [**]; provided that the first Phase 3 Cost Invoicing Period will begin on [**], and end on [**].

1.132“PMDA” means the Pharmaceuticals and Medical Devices Agency in Japan, or any successor agency.

1.133“Prior CDA” has the meaning set forth in Section 1.34.

1.134“Product Documentation” means Regulatory Documents, clinical and non-clinical data (including the Clinical Data), efficacy, safety, and pharmacovigilance data, and CMC data.

1.135“Product Transfer” has the meaning set forth in Section 14.3.1(h).

1.136“Promotional Materials” has the meaning set forth in Section 6.3.

1.137“Prosecuting Party” has the meaning set forth in Section 9.2.3.

1.138“Public Statement” has the meaning set forth in Section 12.4.2.

1.139“Publication” means any publication in a scientific journal, any scientific abstract to be presented to any audience, any presentation at any scientific conference, including slides and texts of oral or other public presentations, any other scientific presentation and any other oral, written or electronic scientific disclosure directed to any audience.

1.140“Recipient” has the meaning set forth in Section 12.2.

1.141“Regulatory Approval” means, with respect to a particular regulatory jurisdiction, any approval, license, registration, or authorization of any Regulatory Authority (other than any Reimbursement Approval) that provides marketing approval for the commercial sale of a pharmaceutical product in one (1) or more specified indications in such regulatory jurisdiction.

1.142“Regulatory Authority” means, in a particular country or jurisdiction, any applicable Governmental Authority involved in granting Regulatory Approval in such country or jurisdiction.

1.143“Regulatory Documents” means all: (a) applications (including all INDs and Drug Approval Applications), registrations, licenses, authorizations, approvals (including Regulatory Approvals), and marketing or regulatory exclusivities; (b) correspondence and reports submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority and including requests and responses to requests) and all supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, adverse event files, and complaint files; and (c) non-clinical, clinical, CMC, and other data, results, analyses, publications, and reports contained or referred to in any of the foregoing. Regulatory Documents include Regulatory Approvals and Regulatory Filings.

1.144 “Regulatory Exclusivity” means, with respect to a given Licensed Product in the Kaken Territory, any exclusive marketing right, data protection, or other exclusive right, other than a Patent Right, conferred by any Regulatory Authority with respect to such Licensed Product in the Kaken Territory, including any new chemical entity exclusivity, pediatric exclusivity, biologic reference product exclusivity, and orphan drug exclusivity.

1.145“Regulatory Filings” means all applications, filings, dossiers, and the like submitted to a Regulatory Authority for the purpose of Developing, Manufacturing, or Commercializing a product, including obtaining Regulatory Approval from that Regulatory Authority. Regulatory Filings include all INDs, Drug Approval Applications, and other Regulatory Approval and Reimbursement Approval applications.

1.146“Reimbursement Approval” means an approval, agreement, determination, or other decision by any applicable Regulatory Authority or other Governmental Authority that establishes prices at which a pharmaceutical product may be priced or will be reimbursed by the Regulatory Authorities or other applicable Governmental Authorities, in a particular country or jurisdiction.

1.147“Representatives” has the meaning set forth in Section 12.1.

1.148“Right of Reference” has the meaning set forth in Section 5.6.

1.149“ROFN Notification” has the meaning set forth in Section 2.7.1.

1.150“ROFN Period” has the meaning set forth in Section 2.7.2.

1.151“Royalty Patent Right(s)” means: (a) any Licensed Patent Rights existing as of the Effective Date (as listed in Schedule 1.97); or (b) any other Licensed Patent Right that Covers the composition of matter or any method of use of the Antibody or any Licensed Product.

1.152“Royalty Term” has the meaning set forth in Section 8.3.2.

1.153“Rules” has the meaning set forth in Section 15.2.2.

1.154“Sales Milestone Event” has the meaning set forth in Section 8.2.2.

1.155“Sales Milestone Payment” has the meaning set forth in Section 8.2.2.

1.156“SEC” has the meaning set forth in Section 12.4.3.

1.157“Serialization” means a combination of systems and procedures that records the history of the chain of custody of the Licensed Product in finished form from Kaken or its applicable Affiliate(s) or Sublicensee(s) to the point the Licensed Product in finished form is dispensed.

1.158“Severed Clause” has the meaning set forth in Section 17.3.

1.159“Short Term Prophylaxis of HAE” means treatment for prevention of acute episodes of HAE during and immediately after a medical or surgical procedure.

1.160“Step-in Rights” has the meaning set forth in Section 9.3.4.

1.161“Subcommittee” has the meaning set forth in Section 3.1.

1.162“Subcontractor” has the meaning set forth in Section 2.2.2.

1.163“Sublicensee” means any Person to which a Party grants a sublicense (directly or indirectly) under any of the rights granted to such Party under Section 2.1.

1.164“Supply Agreement” or “Supply Agreements” has the meaning set forth in Section 7.2.

1.165“Supply Price” means [**] of Manufacturing Cost.

1.166“Tax” means any present or future taxes, levies, imposts, duties, tariffs, charges, assessments, or fees of any nature imposed by a Governmental Authority in the exercise of its taxing power (including interest, penalties, and additions thereto), including value-added tax (“VAT”) and withholding tax.

1.167“Tax Action” has the meaning set forth in Section 8.8.3.

1.168“Technical Visit” has the meaning set forth in Section 5.3.1.

1.169“Term” has the meaning set forth in Section 14.1.

1.170“Territory” means: (a) with respect to Kaken, the Kaken Territory; or (b) with respect to Astria, the Astria Territory.

1.171“Third Party” means any Person other than the Parties and their Affiliates.

1.172“Third Party Claim” has the meaning set forth in Section 13.1.

1.173“Trade Control Laws” means U.S. Laws which prohibit or limit export, distribution, or sales of goods from the United States and their re-export from other countries into certain countries. More specifically and for purpose of performing this Agreement, Trade Control Laws will refer to the U.S. Export Administration Regulations and the economic sanctions, rules, and regulations implemented under statutory authority or President’s Executive Orders and administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Treasury Department.

1.174“Trademarks” means any trademark, trade name, service mark, service name, brand, domain name, trade dress, logo, slogan, or other indicia of origin or ownership, including the goodwill and activities associated with each of the foregoing.

1.175“U.S.” or “United States” means the United States of America, including its districts, territories, and possessions.

1.176“Valid Claim” means: (a) any claim of any Patent Right that has issued, is unexpired, has not been disclaimed, denied, or admitted to be invalid or unenforceable through reissue, reexamination, disclaimer, or otherwise, and has not been rejected, revoked, or held unenforceable or invalid by a final, non-appealable (or unappealed within the time allowable for appeal) decision of a court or other Governmental Authority of competent jurisdiction; or (b) any claim of any patent application that has (i) been pending for [**] from the issuance of the first office action on the merits; and (ii) not been cancelled, withdrawn, abandoned, or finally rejected by an administrative agency action from which no appeal can be taken (but, if a claim of a patent application issues more than [**] after issuance of the first office action on the merits and otherwise meets the requirements of clause (a), then such claim will once again constitute a Valid Claim for the purposes of this Agreement).

1.177“VAT” has the meaning set forth in Section 1.166.

Article 2

LICENSES; EXCLUSIVITY; RIGHT OF FIRST NEGOTIATION

2.1Grants of Licenses.

2.1.1Astria hereby grants to Kaken an exclusive (subject to Astria’s retained right to Develop Licensed Products in the Kaken Territory for Commercialization of the Licensed Products solely in the Astria Territory), sublicensable (solely in accordance with Section 2.2), non-transferable (except in accordance with Section 16.1) license, under the Licensed Technology, to Develop, Package, and Commercialize Licensed Products in the Kaken Territory for use in the Field in accordance with this Agreement.

2.1.2Kaken hereby grants to Astria:

(a)an exclusive, royalty-free, sublicensable (through multiple tiers), non-transferable (except in accordance with Section 16.1) license, under the Licensed Product Improvement Technology and Joint Technology, to Develop, Manufacture, Commercialize, and otherwise exploit the Antibody and Licensed Products in the Astria Territory; and

(b)a non-exclusive, royalty-free, sublicensable (through multiple tiers), non-transferable (except in accordance with Section 16.1) license, under the Licensed Product Improvement Technology and Joint Technology, to Manufacture and Develop (but not Commercialize) the Antibody and Licensed Products in the Kaken Territory (i) in support of global Development of the Antibody and the Licensed Products and Commercialization of the Antibody and Licensed Products solely in the Astria Territory; and (ii) for Astria to perform its obligations and exercise its rights under this Agreement.

2.2Kaken Rights to Sublicense or Subcontract.

2.2.1Kaken may grant sublicenses under the licenses granted in Section 2.1.1 to (a) any of its Affiliates; or (b) to any Third Party approved by Astria in advance in writing (which approval shall be granted or denied in Astria’s sole discretion). Any such sublicense will be consistent with the terms of this Agreement. Within [**] after Kaken grants any sublicense under the licenses granted in Section 2.1.1, Kaken shall provide Astria with a copy of the agreement pursuant to which such sublicense was granted, which may be redacted as necessary to protect commercially sensitive information, so long as such redactions do not interfere with Astria’s ability to confirm compliance with this Agreement.

2.2.2Notwithstanding anything to the contrary in Section 2.2.1, Kaken may engage a Third Party fee-for-service contractor to perform specific tasks and obligations on behalf of Kaken with respect to the Development, Packaging, and Commercialization of Licensed Products within the scope of the license granted under Section 2.1.1 (each, a “Subcontractor”) without requiring the prior approval of Astria.

2.2.3Notwithstanding any sublicensing or subcontracting, Kaken will remain primarily liable to Astria for the performance of all of its obligations under, and Kaken’s compliance with all provisions of, this Agreement. Kaken will ensure that all of its Affiliates, Sublicensees, and Subcontractors comply with all applicable provisions of this Agreement and will remain responsible for the acts or omissions of all of its Affiliates, Sublicensees, and Subcontractors with respect to this Agreement. Any act or omission of any of Kaken’s Affiliates, Sublicensees, or Subcontractors that would be a breach by Kaken of any provision of this Agreement will be deemed a breach of this Agreement by Kaken.

2.2.4Kaken shall require each of its Sublicensees and Subcontractors to assign to Kaken all right, title, and interest in and to: (a) any Know-How that is conceived, invented, identified, discovered, made, authored, or otherwise developed by or on behalf of such Sublicensee or Subcontractor in the performance of any activities under this Agreement and that (i) constitutes a new method of use, formulation, or method of Manufacture of the Antibody or any Licensed Product; (ii) constitutes Kaken Product Documentation; or (iii) is otherwise necessary or useful for the Development, Manufacture, Commercialization, or other exploitation of the Antibody or any Licensed Product in the Field; and (b) all Patent Rights claiming the Know-How described in clause (a).

2.3No Other Rights.  Nothing in this Agreement will be interpreted to grant either Party any rights under any Patent Rights or Know-How Controlled by the other Party that are not expressly granted herein, whether by implication, estoppel or otherwise, and, notwithstanding anything to the contrary in Section 2.1, neither Party grants any right or license in this Agreement to the other Party under Patent Rights or Know-How Controlled by such Party with respect to APIs other than the Antibody. Any rights not expressly granted to a Party by the other Party under this Agreement are hereby retained by such other Party.

2.4In-License Agreements.

2.4.1If Astria determines, after the Effective Date, that it desires to obtain a license or other rights to any Patent Right or Know-How of a Third Party that, but for application of this Section 2.4, would be Licensed Technology, then Astria will promptly notify Kaken of Astria’s desire to obtain a license or other rights to such Patent Rights or Know-How (as applicable) of such Third Party before initiation of the negotiation with such Third Party. If Kaken notifies Astria of Kaken’s interest in obtaining such license or other rights together with Astria within [**] following receipt of Astria’s notification, then Astria will negotiate the applicable in-license and will keep Kaken informed of such negotiation as it relates to the rights granted to Kaken under this Agreement. Upon completion of the negotiation, Astria will provide Kaken with a copy of the fully executed agreement under which Astria obtains such license or other rights; except that Astria may redact from such copy any information not relevant to the rights granted to Kaken under this Agreement. Within [**] following receipt of such fully executed agreement, Kaken will notify Astria whether Kaken accepts such Third Party agreement as In-License Agreement.

2.4.2If Kaken accepts such Third Party agreement as an In-License Agreement within the above-described [**] period, then: (a) such Third Party agreement will be deemed to be an In-License Agreement; (b) the Patents and Know-How under such In-License Agreement will be deemed to be Controlled by Astria; (c) Kaken will be responsible for paying (i) [**] and (ii) [**], if any; and (d) Kaken will otherwise comply, and cause each of its Affiliates and Sublicensees to comply, with all applicable terms of such In-License Agreement. Any payment owed to such Third Party for which Kaken is responsible under this Section 2.4.2 shall be deemed to be Deductible Third Party Payments.

2.4.3If Kaken declines to obtain such license or other rights in the Kaken Territory or to accept such Third Party agreement as an In-License Agreement within the above-described [**] period, then: (a) such Third Party agreement will be deemed not to be an In-License Agreement; (b) the Patents and Know-How under such In-License Agreement will be deemed not to be Controlled by Astria notwithstanding anything to the contrary set forth in this Agreement; and (c) Kaken will not be granted any rights under such Third Party agreement nor be responsible for any payments owed to such Third Party.

2.5Export Control.  Kaken will not (and will cause its Affiliates, Sublicensees, and Subcontractors not to) market or promote any Licensed Product for sale or use in the Astria Territory. Kaken will, and will cause its Affiliates, Sublicensees, and Subcontractors to, use Commercially Reasonable Efforts to monitor and prevent exports or resale of Licensed Products from the Kaken Territory for Commercialization in the Astria Territory, in each case to the extent consistent with applicable Law and using methods commonly used in the industry for such purpose, and will keep Astria reasonably informed of any such exports or resales of which Kaken become aware.

2.6Exclusivity.  From [**] until [**], Kaken covenants and agrees that Kaken and its Affiliates will not (except in the conduct of activities pursuant to this Agreement with respect to the Antibody and Licensed Products), alone or with, for, or through any Third Party: (a) conduct any Clinical Trial of, or Commercialize, any pharmaceutical or other therapeutic product in the Field; or (b) license, authorize, appoint, or otherwise enable, whether directly or indirectly, any Affiliate or Third Party to conduct any of the activities described in clause (a). For clarification, the foregoing will not prohibit Kaken from developing, manufacturing, or Commercializing sebetralstat for On-Demand Treatment of HAE (either alone or together with Short Term Prophylaxis of HAE), as long as Kaken does not (x) seek to obtain, or enable or assist any Third Party in obtaining, Regulatory Approval of sebetralstat for use in the Field; or (y) Commercialize sebetralstat in the Field.

2.7Right of First Negotiation.

2.7.1Within [**] after the first time Astria or any of its Affiliates completes enrollment in the first Phase 2 Clinical Trial evaluating a Licensed Product for an indication outside of the Field, Astria will notify Kaken thereof in writing (a “ROFN Notification”).

2.7.2Upon Kaken’s written request given within [**] after Astria gives a ROFN Notification to Kaken for a given indication pursuant to Section 2.7.1 (each such [**] period, a “ROFN Period”), Astria will exclusively negotiate with Kaken, in good faith, for a period of [**] after such request (a “Negotiation Period”) an exclusive license to Develop, Package, and Commercialize the Licensed Products for such indication in the Kaken Territory. During each Negotiation Period, at the reasonable request of Kaken, Astria will disclose to Kaken information and data relating to the use of the Licensed Products for the applicable indication as promptly as practicable after such request or, as applicable, after such information and results become available, which information will be deemed Astria’s Confidential Information.

2.7.3If, with respect to a given ROFN Notification, either (a) Kaken does not elect within the applicable ROFN Period to negotiate for an exclusive license to Develop, Package, and Commercialize the Licensed Products for the applicable indication in the Kaken Territory pursuant to Section 2.7.2; or (b) Kaken does elect within the applicable ROFN Period to negotiate for an exclusive license to Develop, Package, and Commercialize the Licensed Products for the applicable indication in the Kaken Territory pursuant to Section 2.7.2, but the Parties do not enter into a final agreement governing such a license within the applicable Negotiation Period, then Astria will be free to negotiate and enter into a license agreement with a Third Party to Develop, Package and Commercialize the Licensed Products for the applicable indication in the Kaken Territory; provided that, (i) in case of subclause (b), for a period of [**] after the end of the applicable Negotiation Period, [**]; and (ii) Astria shall require such Third Party, in such license agreement with such Third Party, not to use a brand name for the Licensed Products for the applicable indication in the Kaken Territory that is the same as, or confusingly similar with, the brand name used by Kaken for the Licensed Products in the Kaken Territory.

Article 3

GOVERNANCE

3.1General.  Within [**] following the Effective Date, the Parties will establish a Joint Steering Committee (“JSC”) to oversee and coordinate the Development, Manufacture, and

Commercialization of the Antibody and Licensed Products in and for the Kaken Territory; the conduct of any Co-Development Activities; information sharing as required under this Agreement; and any other activities expressly delegated to the JSC under this Agreement. The JSC will have decision-making authority with respect to the matters within its purview to the extent expressly provided herein. From time to time, the JSC may establish one or more subcommittees or working groups to oversee particular projects or activities, as it deems necessary or advisable (each, a “Subcommittee”). Each Subcommittee will consist of such number of members as the JSC determines is appropriate from time to time. Such members will be individuals with expertise and responsibilities in the relevant areas. Each Subcommittee will discuss matters within the scope of such Subcommittee’s oversight and will report the outcome of the discussions of such Subcommittee to each Party and the JSC promptly after each meeting. Following the receipt of the report from such Subcommittee, the JSC will make any required decisions regarding matters set forth in such report by vote at a JSC meeting, e-mail, or other method of communication.

3.2JSC Responsibilities.  The JSC will: [**].

3.3Membership.  The JSC will be composed of three (3) representatives from each of Astria and Kaken, each of which representatives will be of the seniority and experience appropriate for service on the JSC in light of the functions, responsibilities, and authority of the JSC and the status of activities within the scope of the authority and responsibility of the JSC. Each Party may replace any of its representatives on the JSC at any time with written notice to the other Party, as long as such replacement meets the standard described in the preceding sentence. Each Party’s representatives and any replacement of a representative will be bound by obligations of confidentiality and non-use applicable to the other Party’s Confidential Information that are at least as protective of such Confidential Information as are those set forth in Article 12. Each Party may invite a reasonable number of its or its Affiliates’ employees as required or useful to discuss the applicable agenda items (but all such employees must be bound by obligations of confidentiality and non-use applicable to the other Party’s Confidential Information that are at least as protective of such Confidential Information as are those set forth in Article 12). The JSC will be co-chaired by one (1) representative designated by Astria and one (1) representative designated by Kaken (each a “Co-Chairperson”), who will be responsible for organizing the JSC meetings. No Co-Chairperson of the JSC will have any greater authority than any other representative of the JSC.

3.4Preparation; Minutes.  The Co-Chairperson designated by Astria will host the first JSC meeting, the Co-Chairperson designated by Kaken will host the second JSC meeting, and thereafter each Co-Chairperson will take turns hosting each JSC meeting. On behalf of the Co-Chairperson who is hosting each meeting (in person, via video-conference, or via other similar communication equipment), the applicable Liaison will be responsible for: (a) preparing JSC meeting agendas reasonably in advance of the JSC meetings; (b) sending invitations and a JSC meeting agenda to all members of the JSC; and (c) within [**] following each JSC meeting, circulating to all JSC members a draft of the minutes of such JSC meeting. The JSC will then approve, by mutual agreement, such minutes within [**] following circulation. Such minutes will be effective upon approval of all members of the JSC.

3.5Meetings.

3.5.1The JSC will hold an initial meeting within [**] after its formation or as otherwise agreed by the Parties. Thereafter, unless the Parties otherwise agree, the JSC will meet in person, by videoconference or teleconference, or other similar communication method at least twice each calendar year or more or less frequently as the Parties mutually agree. Unless otherwise agreed in writing by the Parties, all in-person meetings for the JSC will be held on an alternating basis between Astria’s office in Boston, Massachusetts, USA, and Kaken’s office in Tokyo, Japan. Each Party will be responsible for all of its own personnel and travel costs and expenses relating to participation in JSC meetings.

3.5.2Each Party may, upon reasonable notice to the other Party, include relevant representatives of its Sublicensees of any Licensed Product in the Kaken Territory or Astria Territory (as applicable) to attend any JSC meeting as non-voting guests, as long as such additional representatives are bound by obligations of confidentiality and non-use applicable to each Party’s Confidential Information that are at least as protective of such Confidential Information as are those set forth in Article 12.

3.6JSC Decision Making.  [**].

3.7Executive Officers; Disputes.  Each Party will ensure that an executive officer is designated for such Party at all times during the Term for dispute resolution purposes (each such individual, such Party’s “Executive Officer”), and will promptly notify the other Party of its initial, or any change in its, Executive Officer.

3.8Final Decision-Making Authority.  If the Parties are unable to resolve a given dispute within the purview of the JSC [**], then, subject to Section 3.9:

3.8.1Astria will have the deciding vote on: (a) all matters that are directed to clinical Development of any Licensed Product worldwide (including in the Kaken Territory), including matters primarily relating to the Global Phase 3 Trial Program; (b) all matters that are directed to the preparation and filing of Regulatory Filings and communications with Regulatory Authorities with respect to each Licensed Product in the Field in the Astria Territory; and (c) any matter that has, or is reasonably likely to have, a material impact on the Development, Manufacture or Commercialization of any Licensed Product outside of the Kaken Territory; and

3.8.2subject to Sections 3.8.1(a) and (c), Kaken will have the deciding vote on all matters that impact the Development, Packaging or Commercialization of the Antibody and any Licensed Products in the Kaken Territory.

3.9Limitations on Decision-Making.

3.9.1Neither the JSC nor either Party will have decision-making authority or the deciding vote regarding any of the following matters:

(a)the imposition of any requirement on the other Party to undertake obligations beyond those for which it is responsible, or to forgo any of its rights, under this Agreement;

(b)the imposition of any requirement on the other Party to take or decline to take any action that would result in a violation of any Law or any agreement with any Third Party or the infringement of intellectual property rights of any Third Party;

(c)the resolution of any dispute involving the breach or alleged breach of this Agreement;

(d)any decision that is expressly stated to require the mutual agreement (or similar language) of the Parties or the approval of the other Party;

(e)any matter that would waive or otherwise excuse a Party from any of its obligations under this Agreement; or

(f)modifying or amending this Agreement or taking any action to expand or narrow the responsibilities of the JSC.

3.9.2The decision-making Party will make its decision reasonably, in good faith and consistent with the terms and conditions of this Agreement.

3.9.3In no event may the decision-making Party unilaterally determine that it has fulfilled any obligation hereunder or that the non-deciding Party has breached any obligation hereunder.

3.10Scope of Governance.  Notwithstanding the creation of the JSC or anything to the contrary in this Article 3, each Party will retain the rights, powers, and discretion granted to it under this Agreement. The JSC will not be delegated or vested with rights, powers, or discretion unless such delegation or vesting is expressly provided herein. It is understood and agreed that issues to be formally decided by the JSC are only those specific issues that are expressly provided in this Agreement to be decided by the JSC.

3.11Liaisons.  Each of the Parties will appoint a single individual, within [**] after the Effective Date, to coordinate or arrange any interaction with respect to the activities under this Agreement (each, a “Liaison”). The role of the Liaisons is to act as a primary point of contact between the Parties for communication relating to the activities under this Agreement. The Liaisons may attend any JSC or Subcommittee meeting. Each Liaison will be a non-voting participant in such JSC and Subcommittee meetings, unless such Liaison is also appointed a member of the JSC or such Subcommittee (as applicable). A Liaison may bring any matter to the attention of the JSC or a Subcommittee if such Liaison reasonably believes that such matter warrants such attention. Each Party may change its designated Liaison at any time upon prior written notice to the other Party. Any Liaison may designate a substitute to temporarily perform the functions of that Liaison by prior written notice to the other Party. The name and contact information for each Party’s Liaison and any substitute therefor will be promptly provided to the other Party. Each Party’s Liaison and any substitute for a Liaison will be bound by obligations of confidentiality and non-use applicable to the other Party’s Confidential Information that are at least as protective of such Confidential Information as are those set forth in Article 12. Each Liaison will also: (a) plan and coordinate cooperative efforts and internal and external communications; and (b) facilitate the governance activities hereunder and the fulfillment of action items resulting from JSC meetings.

Article 4

DEVELOPMENT

4.1Global Phase 3 Trial Program.

4.1.1Astria will use Commercially Reasonable Efforts to conduct the Global Phase 3 Trial Program.

4.1.2At Astria’s reasonable request, Kaken will provide reasonable support to Astria in connection with the enrollment for the Global Phase 3 Trial Program in the Kaken Territory.

4.1.3Kaken will be responsible for all Japanese Phase 3 Costs as follows:

(a)Prior to the Phase 3 Cost Reference Date, within [**] after the end of each Phase 3 Cost Invoicing Period, Astria will send Kaken an invoice setting forth the Global Phase 3 Costs that were incurred in such Phase 3 Cost Invoicing Period (plus, with respect to the first Phase 3 Cost Invoicing Period, the Global Phase 3 Costs set forth in Schedule 1.79 that were incurred prior to [**]), together with supporting documentation with respect to such Global Phase 3 Costs, multiplied by [**] percent ([**]%). Kaken will pay all such invoiced amounts within [**] after receipt of each such invoice.

(b)Within [**] after the Phase 3 Cost Reference Date, Astria will send Kaken a report setting forth (i) [**], and Kaken will pay such invoiced amount within [**] after receipt of such invoice. [**], and Astria will pay such invoiced amount within [**] after receipt of such invoice.

(c)From and after the Phase 3 Cost Reference Date, within [**] after the end of each Phase 3 Cost Invoicing Period, Astria will send Kaken an invoice setting forth the Japanese Phase 3 Costs for such Phase 3 Cost Invoicing Period, including supporting documentation with respect to such Japanese Phase 3 Costs. Kaken will pay all such invoiced amounts within [**] after receipt of each such invoice.

4.1.4Without limiting Astria’s flexibility to control and alter the conduct of the Global Phase 3 Trial Program or Kaken’s obligations under Section 4.1.3, for illustrative purposes only, as of the Effective Date, Astria anticipates that the design of the Global Phase 3 Trial Program and the Global Phase 3 Costs will be as set forth in Schedule 4.1.4. From time to time, Astria may, in its discretion, unilaterally amend Schedule 4.1.4 to reflect its good faith estimate of the total Global Phase 3 Costs.

4.2Kaken Territory Clinical Trials.  Other than the Global Phase 3 Trial Program (which is governed by Section 4.1):

4.2.1If Astria or Kaken desires to conduct any Clinical Trial that includes sites in the Kaken Territory, such Party will provide written notice thereof to the JSC. If the JSC unanimously approves such Clinical Trial, then the JSC will prepare and approve a plan for such Clinical Trial (each such plan, a “Clinical Trial Plan”) that includes, to the extent applicable: (a) the clinical site(s) in the Kaken Territory and any clinical site(s) in the Astria Territory; (b) the indication(s) that would support the filing of a Regulatory Approval for the applicable Licensed Product with applicable Regulatory Authorities in the Astria Territory and the Kaken Territory; (c) study design; (d) planned sample size; (e) study population; (f) study treatment; (g) primary endpoint(s); (h) secondary endpoint(s); (i) study timeline; (j) planned study location(s); (k) target timelines for study initiation; and (l) a budget of Out-of-Pocket Costs to be incurred by each Party in conducting activities assigned to such Party in conducting such Clinical Trial.

4.2.2Amendments and updates to each Clinical Trial Plan may be proposed by either Party and will be discussed and approved at the JSC.

4.2.3For the avoidance of doubt, a Clinical Trial of a Licensed Product can only be conducted in the Kaken Territory if Kaken and Astria agree, and nothing herein shall be deemed to require either Party to agree to any Clinical Trial in the Kaken Territory.

4.2.4Each of the Parties will use Commercially Reasonable Efforts to conduct the activities assigned to such Party in each Clinical Trial Plan, and each Party will bear all costs incurred by such Party in conducting such activities. Each Party will have the right to use the data generated from an agreed Clinical Trial of a Licensed Product conducted under the relevant Clinical Trial Plan to seek Regulatory Approvals for the Licensed Product in their respective Territories without the requirement to make additional payment to the other Party.

4.2.5Each Clinical Trial of a Licensed Product in the Kaken Territory (including each Global Clinical Trial) will be conducted in accordance with an applicable Clinical Trial Plan and the study protocol approved by the JSC.

4.3Kaken’s Development Activities for Packaging.  To the extent consistent with this Agreement and applicable Law, Kaken may conduct activities to develop Packaging for the Licensed Products in the Field in the Kaken Territory at Kaken’s sole cost and expense (which shall include any cost and expense from related activities [**]).

4.4Additional Development Activities.  Except as set forth in this Article 4 or otherwise agreed by Astria in advance in writing, Kaken may not conduct any non-clinical or clinical Development of the Antibody or any Licensed Product. Except as set forth in this Article 4 or otherwise agreed by the Parties, Astria shall bear all costs and expenses incurred or paid by it or its Affiliates in performing all activities undertaken by or on behalf of Astria or its Affiliates in connection with any Development activities for or relating to the Antibody and any Licensed Product.

4.5Development Diligence.  Each of Astria and Kaken will use Commercially Reasonable Efforts to perform all Development activities assigned to such Party under this Agreement as necessary to seek, obtain, maintain and support Regulatory Approval of a Licensed Product in the Field in the Kaken Territory. Without limiting the foregoing, Astria will use Commercially Reasonable Efforts to Develop a prefilled syringe and an autoinjector device for which Kaken may seek Regulatory Approval for use with the Licensed Product in the Field in the Kaken Territory.

4.6Development Reports.

4.6.1At least [**] in advance of each meeting of the JSC, each Party will provide the JSC with a high-level summary (which may be in the form of slides to be presented and discussed at the JSC) (“Development Report”) on the Development of the Licensed Products in the Field performed by or on behalf of such Party or its Affiliates or (Sub)licensees since the previous meeting of the JSC. Each Development Report provided by Kaken will include the status of each pending or proposed Regulatory Filing for Licensed Products in the Field in the Kaken Territory. Each Development Report provided by Astria will include the status of each pending or proposed Drug Approval Application for Licensed Products in the Field in the Astria Territory. In addition, each Party will provide written notice to the other party within a reasonable time of any significant Development events with respect to the Licensed Products in the Field in the Kaken Territory (e.g., any Clinical Trial initiation or completion, clinical holds, significant Regulatory Filings, Regulatory Approvals).

4.6.2Astria will keep the JSC reasonably informed (including in the form of slides to be presented and discussed at the JSC) regarding Global Clinical Trial activities being conducted by or on behalf of Astria or its Affiliates or licensees.

4.7Standards of Conduct.  Each Party will perform all Development of the Antibody and the Licensed Products: (a) in a good scientific manner; (b) in accordance with all applicable GLP, GMP, GVP, and GCP promulgated or endorsed by all applicable Regulatory Authorities in the respective Territories, or as otherwise specified in the applicable Clinical Trial Plan; (c) in compliance in all material respects with applicable Laws; and (d) in a manner that could not reasonably be expected to have a material adverse effect on the Development, Manufacture (including Packaging), or Commercialization of the Antibody or any Licensed Product.

4.8Records.  Each Party will maintain, and will cause its Affiliates and Sublicensees to maintain, written or electronic records (including those created for and on behalf of a Party by its or its Affiliates’ employees, directors, officers, subcontractors and agents) in sufficient detail, in a good scientific manner (in accordance with all applicable GLP, GMP, GVP, and GCP promulgated or endorsed by all applicable Regulatory Authorities in their respective Territory) and appropriate for regulatory and patent purposes, that are complete and accurate in all material respects and reflect all Development work performed and results achieved with respect to the Antibody and Licensed Products (“Development Records”) and, with respect to Astria, all Manufacturing work performed with respect to the Antibody and Licensed Products supplied to Kaken (“Manufacturing Records”). Astria will have the right, upon reasonable advance written notice, to audit, inspect, and copy all such Development Records of Kaken. To the extent Kaken reasonably determines it is required for Kaken to comply with PMDA requirements or other applicable Laws in the Kaken Territory in connection with Kaken’s activities under this Agreement with respect to Licensed Products, Kaken will have the right, upon reasonable advance written notice, to audit, inspect, and copy all such Development Records and Manufacturing Records that is Controlled by Astria.

4.9Data/Knowledge Transfer.

4.9.1Within a reasonable period of time, but no later than [**], after the Effective Date, the Parties shall procure that the JSC will prepare and approve an initial data transfer plan governing the transfer to Kaken of copies of Licensed Know-How and Product Documentation for the Licensed Product that is Controlled by Astria or any of its Affiliates and reasonably necessary or reasonably useful for Development, Packaging, and Commercialization of Licensed Products in the Field in the Kaken Territory (collectively, the “Astria Product Documentation”). Following approval of such plan by the JSC, Astria will, at its cost, transfer the Astria Product Documentation to Kaken in accordance with such plan (as such plan may be amended by the JSC from time to time). Following such transfer, at Kaken’s reasonable request and expense, Astria will provide Kaken with Licensed Know-How or Product Documentation that: (a) is specifically identified by Kaken; (b) is reasonably necessary or reasonably useful for the Development, Packaging, and Commercialization of Licensed Products in the Field in the Kaken Territory; (c) is Controlled by Astria or any of its Affiliates; and (d) has not previously been provided to Kaken by or on behalf of Astria.

4.9.2At least once each calendar quarter, Kaken will, at its cost, make available to Astria copies of all Product Documentation for the Licensed Product that is Controlled by Kaken or any of its Affiliates or controlled by any of Kaken’s Sublicensees (collectively, the “Kaken Product Documentation”) to the extent such Kaken Product Documentation is not already in Astria’s possession.

Article 5

REGULATORY

5.1Responsibilities for Regulatory Filings.  Subject to Section 5.3, as between the Parties, each Party will have the sole right to prepare, obtain, and maintain all Regulatory Filings and Regulatory Approvals and to conduct communications with Regulatory Authorities for the Development, Manufacturing (including Packaging), and Commercialization of the Licensed Products in the Field in its respective Territory.

5.2Regulatory Diligence.  Kaken will use Commercially Reasonable Efforts to obtain Regulatory Approval and Reimbursement Approval for at least one (1) Licensed Product in the Field in the Kaken Territory.

5.3Coordination and Cooperation.

5.3.1As requested by Kaken with sufficient advance notice, Astria will use Commercially Reasonable Efforts to provide any cooperation reasonably required in connection with Kaken’s preparation and filing of Regulatory Filings and communications with Regulatory Authorities with respect to each Licensed Product in the Field in the Kaken Territory. For the purpose of supporting Kaken’s understanding of the Manufacturing and analytical processes with respect to the Licensed Product, in order to create Regulatory Documents in connection with Kaken’s preparation and filing of Regulatory Filings, at Kaken’s reasonable request, Astria will use good faith efforts to procure that Astria’s contract manufacturing organizations that Manufacture the Antibody or Licensed Product for Commercialization in the Kaken Territory (each, a “CMO”) grant Kaken reasonable access to applicable sites or facilities involved in the Manufacturing of the Antibody or Licensed Products for Commercialization in the Kaken Territory (“Manufacturing Facilities”) at reasonable times during such CMO’s normal business hours (“Technical Visit”). Upon Kaken’s reasonable request, Astria shall use good faith efforts to facilitate communication between Kaken and such CMO with respect to such Technical Visit, including agreement on the date and duration thereof and any other necessary matters. Astria will use good faith efforts to facilitate each CMO’s cooperation with, and will provide reasonable assistance to, Kaken during such Technical Visit. Kaken will reimburse Astria for reasonable Out-of-Pocket Costs incurred by Astria in performing activities in accordance with this Section 5.3.1.

5.3.2To the extent practicable, Kaken will provide Astria with a reasonable opportunity (which shall be no shorter than [**] prior to planned submission except where not practicable due to the demands of applicable Regulatory Authorities) to review and comment on drafts of all material Regulatory Documents with respect to each Licensed Product in the Kaken Territory. Kaken will consider in good faith any comments received from Astria on such Regulatory Documents. In addition, Kaken will notify Astria of any material Regulatory Documents submitted to or received from any Regulatory Authority with respect to each Licensed Product in the Kaken Territory and will provide, on an “as is” basis, Astria with copies thereof as soon as reasonably practicable, but in all events within [**] after submission or receipt thereof. If any such material Regulatory Document is not in English, then, in addition to a copy thereof in its original language, (i) Kaken will also provide Astria with an English summary thereof at Kaken’s cost; and (ii) upon Astria’s reasonable request, Kaken will provide Astria with a full English translation thereof at Astria’s cost. Within a reasonable period of time following receipt or submission of any non-material Regulatory Document, Kaken will provide Astria with a copy of such Regulatory Document in the original language.

5.3.3Kaken will provide Astria with notice of each meeting with any Regulatory Authority in the Kaken Territory related to any Licensed Product no later than [**] after receiving notice thereof. Kaken will lead each such meeting, and Astria or its designee will have the right, but not the obligation, and at Astria’s sole cost and expense, to participate in the preparation for and attend (as an observer) each meeting with Regulatory Authorities in which material issues with respect to the Licensed Product are to be discussed, including issues relating to: key product quality attributes (e.g., purity), safety findings (e.g., serious adverse events, emerging safety signals), clinical or non-clinical findings affecting patient safety, lack of efficacy or receipt or denial of Regulatory Approval (“Material Regulatory Authority Meetings”) unless prohibited or restricted by applicable Laws or the applicable Regulatory Authority. At Kaken’s reasonable request and expense, Astria will reasonably cooperate with Kaken in preparing for and attending any such meeting. If Astria elects not to attend any such Material Regulatory Authority Meeting, then Kaken will provide to Astria a written English summary of such meeting promptly following the meeting, and, at Astria’s reasonable request, provide to Astria a copy of the official minutes of such meeting, together with an English translation, promptly following the issuance or approval thereof by the applicable Regulatory Authority (which translation, if requested by Astria, will be at Astria’s cost). In addition, within a reasonable period of time following each meeting with Regulatory Authority other than a Material Regulatory Authority Meeting, Kaken will provide to Astria a written English summary of such meeting, together with a copy of the official minutes of such meeting in the original language.

5.3.4Each Party will notify the other Party within [**] of any information it receives regarding any threatened or pending action, inspection, or communication by any Regulatory Authority that may affect the safety or efficacy claims of any Licensed Product or the continued Development, Manufacturing (including Packaging), or Commercialization of any Licensed Product. Upon receipt of such information, the JSC will promptly determine the appropriate action.

5.4Ownership & Expense.  All Regulatory Filings for Licensed Products in the Field in the Kaken Territory will be filed in the name of and will be owned by Kaken and will be at Kaken’s sole expense.

5.5Confidentiality.  Any Confidential Information of either Party or any of such Party’s Affiliates or Sublicensees that is incorporated into any Regulatory Documents filed in the name of or owned by the other Party will, subject to Section 12.2, remain Confidential Information of such first Party and remain subject to the terms of Article 12.

5.6Right of Reference.  Subject to the rules of the relevant Regulatory Authority(ies) and the terms of this Agreement, each Party hereby grants, and will cause its Affiliates and use Commercially Reasonable Efforts to cause its Sublicensees to grant (at such Party’s cost), to the other Party and such other Party’s Affiliates and Sublicensees a “Right of Reference,” as that term is defined in 21 C.F.R. § 314.3(b) (or any successor rule or analogous applicable Law recognized outside of the U.S.), to, and a right to copy, access, cross-reference, and otherwise use, all information and data relating to any Antibody or Licensed Product in any Regulatory Filing or Regulatory Approval Controlled by such Party or any of its applicable Affiliates or Sublicensees, for such other Party’s or its Affiliates’ or Sublicensees’ use in the Development, Manufacturing, and Commercialization of (including the filing, issuance, and maintenance of Regulatory Approvals for) the Licensed Products in such other Party’s Territory in accordance with this Agreement. If requested by either Party, the other Party will provide (or will cause its relevant Affiliate or use Commercially Reasonable Efforts to cause its Sublicensee, as applicable, to provide) a signed statement to this effect in accordance with 21 C.F.R. § 314.50(g)(3) (or any successor rule or analogous applicable Law outside of the U.S.) to give effect to the intent of this Section 5.6.

5.7Kaken Audit.

5.7.1Astria agrees, and will procure that its Affiliates agree (where necessary), that Kaken or a Third Party acting on Kaken’s behalf shall have the right, at any time upon reasonable, but not less than [**], prior notice from Kaken, and no more than once a year during the Term and for [**] following expiry of the Term (or more frequently for cause) to inspect and audit Astria’s and its Affiliates’ Development Records, Manufacturing Records, and other information Controlled by Astria or any of its Affiliates that is necessary for the proper performance of Kaken’s auditing duties as required by applicable Regulatory Authorities in the Kaken Territory. To the extent required by applicable Regulatory Authorities in the Kaken Territory, each such audit may include face to face or on-line interviews with Astria’s and its Affiliates’ respective employees, directors and officers, and the right to access and inspect any and all internal policies, internal audit reports, standard operating procedures, procedures, guidelines, or other internal documentation of Astria and its Affiliates. Any such audit (and related data collection activities) shall be carried out in compliance with applicable Laws. To the extent that Astria demonstrates that access to certain areas of its sites or facilities would constitute a breach of its confidentiality undertakings to Third Parties, Astria may (instead of providing access to such certain areas) put in place reasonable workarounds to enable Kaken or its designated Third Party auditor to have access to resources and information reasonably required in order to carry out the audit.

5.7.2To the extent that an audit by Kaken of a CMO is necessary for Kaken’s preparation and filing of Regulatory Filings for the Licensed Product in the Kaken Territory, Astria will cooperate with Kaken in good faith to seek to enable Kaken (either directly or with Astria) to audit such CMO. Such cooperation shall include Astria’s using good faith efforts to negotiate with and obtain consent from such CMO to allow Kaken, alone or with Astria, to access and audit the Manufacturing Facilities of such CMO.

Article 6

COMMERCIALIZATION

6.1General.  Subject to discussion at the JSC, Kaken will have the sole right to Commercialize (including booking sales, establishing pricing and related interactions with Governmental Authorities to be listed on the central or provincial reimbursement list, market planning, warehousing, commercial distribution, order processing, invoicing, and collection) the Licensed Products in the Field in the Kaken Territory at its sole cost and expense.

6.2Commercialization Plan.  Within a reasonable period of time, but no later than [**] after the first filing of a Drug Approval Application for a Licensed Product in the Field in the Kaken Territory, Kaken shall provide to the JSC, for review, discussion, and (to the extent consistent with applicable Law) approval, a written strategic plan for Commercialization of the Licensed Products in the Field in the Kaken Territory, including activities to be conducted prior to launch, plans for launch and activities to be conducted during the calendar year in which the launch occurs, plans for sales and marketing after launch, market access plans, reimbursement plans and strategies, promotional plans, plans to address Medical Affairs matters, summary of sales forces, and publication and conference plans (as such plan may be amended by Kaken from time to time, the “Commercialization Plan”). Kaken will provide the JSC, for review, discussion, and (to the extent consistent with applicable Law) approval, with an updated Commercialization Plan at least [**] prior to the start of each Fiscal Year.

6.3Promotional Materials; Educational Materials.  Kaken will create, prepare, produce, reproduce, use, and submit to the applicable Regulatory Authorities written, printed, video, and graphic advertising and promotional materials (“Promotional Materials”) and training, educational, scientific, Medical Affairs, patient advocacy, and other communication materials (“Educational Materials”) for each Licensed Product for use in the Field that is materially consistent with the Promotional Materials and Educational Materials used by Astria for such Licensed Product for use in the Field to ensure global standardization to the extent permissible by applicable Law in the Kaken Territory. Kaken will ensure that: (a) the Promotional Materials for the Licensed Products do not market or promote, and do not seek to market or promote, the Licensed Product for any use other than the Field; and (b) the Promotional Materials and Educational Materials for the Licensed Products comply in all respects with all applicable Laws in the Kaken Territory. Kaken will provide, and will cause its Affiliates and Sublicensees to provide, Astria with a reasonable opportunity to review and comment on the drafts or prototypes of the core Promotional Materials and the material Educational Materials for Licensed Products in advance of finalizing such Promotional Materials and Educational Materials, and the JSC will discuss and approve any material Promotional Materials and Educational Materials for the Kaken Territory, including Astria’s comments on such Promotional Materials and Educational Materials within [**] of submission thereof by Kaken to the JSC, provided that, if the JSC fails to notify Kaken of any comments thereon within such [**] period, such material Promotional Materials and Educational Materials shall be deemed to be approved. Kaken will also provide, and will cause its Affiliates and Sublicensees to provide, Astria with copies of all other Promotional Materials and Educational Materials for Licensed Products upon request. At Kaken’s reasonable request, Astria will provide Kaken with copies of Astria’s and its Affiliates’ Promotional Materials and Educational Materials for Licensed Products. Each Party may use the information contained in the Promotional Materials or Educational Materials provided by the other Party under this Section 6.3 free of charge for preparation of the Promotional Materials and the Educational Materials for Commercialization of Licensed Products in such Party’s territory and for no other purpose unless the Parties agree otherwise in writing.

6.4Conferences.  Kaken will be responsible for leading the presence of the Parties regarding the Licensed Product at any Kaken Territory-specific conference in the Kaken Territory. Unless otherwise agreed by the Parties, Astria will be responsible for leading and coordinating the presence of the Parties regarding the Licensed Product at any conference in the Astria Territory and any global conference that takes place in the Kaken Territory.

6.5Commercialization Reports.  At least once each calendar year, Kaken will provide the JSC with a written high level of summary of Commercialization and Medical Affairs activities performed during the prior [**] period with respect to each Licensed Product in the Kaken Territory. Kaken will provide an update of such report at each JSC meeting.

6.6Commercialization Efforts.  Kaken will use Commercially Reasonable Efforts to Commercialize at least one (1) Licensed Product for which Regulatory Approval and Reimbursement Approval has been obtained in the Kaken Territory for use in the Field during the Royalty Term for such Licensed Product.

6.7Standards of Conduct.  Kaken will perform all Commercialization activities with respect to Licensed Products in the Kaken Territory: (a) in a professional and ethical business manner; (b) in compliance in all material respects with applicable Laws in the Kaken Territory; and (c) in a manner that could not reasonably be expected to have a material adverse effect on the Development, Manufacture, or Commercialization of the Antibody or any Licensed Product. Kaken will ensure that all Licensed Products Commercialized by Kaken and its Affiliates and Sublicensees conform to the specifications and quality standards therefor provided by Astria and agreed to by both Parties, to the extent all primary packaged Licensed Products supplied by or on behalf of Astria to Kaken for use in Commercialization of the Licensed Products in the Kaken Territory conform to such specifications and quality standards. Kaken will have no right to, and shall not (and will cause its Affiliates and Sublicensees not to), advertise, market, promote, encourage, endorse, or otherwise perform activities in support of, the use any Licensed Product outside the Field.

6.8Licensed Product Branding; Trademark.  Kaken will market and sell Licensed Products in the Kaken Territory under branding selected by Kaken. Astria hereby grants to Kaken an exclusive, non-transferable (except as set forth in Article 16), non-sublicensable (except to a Sublicensee that has the right to Commercialize Licensed Product in the Kaken Territory), royalty-free right and license during the Term to use the Astria Product Trademarks in the Kaken Territory solely in connection with seeking Regulatory Approval and Commercializing Licensed Products in the Kaken Territory. If Kaken decides to use the Astria Product Trademarks in the Kaken Territory pursuant to this Section 6.8 and notifies Astria thereof, Astria shall use Commercially Reasonable Efforts to register and maintain trademark rights for such Astria Product Trademarks in the Kaken Territory, and be responsible for all filing, prosecution, maintenance and defense for such Astria Product Trademarks in the Kaken Territory, in each case, at Astria’s sole cost and expense. All goodwill obtained from uses of the Astria Product Trademarks by Kaken will inure to the benefit of Astria. Kaken will use the Astria Product Trademarks only in the form and manner of, and in accordance with, the Astria quality standards and usage guidelines to be provided by Astria in writing (including electronically) as may be updated by Astria from time to time with sufficient prior advance notice to Kaken to implement any changes. Upon Astria’s request, Kaken agrees to provide Astria with representative copies of all written or electronic marketing or Medical Affairs materials that contain Astria Product Trademarks or that reference Astria, and will comply with Astria’s requests to make changes to such materials to the extent necessary to comply with Astria’s quality standards and usage guidelines. Subject to Section 14.3, upon termination of this Agreement for any reason, Kaken will as soon as reasonably practicable cease all use of the Astria Product Trademarks. Kaken will not register any Astria Product Trademarks, register or attempt to register any trademark, trade name or logo confusingly similar with the any Astria Product Trademarks, or take other action with respect to any Astria Product Trademarks that is inconsistent with Astria’s sole ownership of the Astria Product Trademarks. Astria reserves the right to revoke the license granted in this Section 6.8 if Kaken uses any of the Astria Product Trademarks in a manner inconsistent with the quality standards and usage guidelines prescribed by Astria and fails to correct such non-compliance within [**] following receipt of written notice. Any Trademarks other than the Astria Product Trademarks for use in connection with the Commercialization of the Licensed Products in the Kaken Territory must be approved by the JSC (“Kaken Trademarks”).

6.9Name of A Party.  Except as expressly provided herein, or as otherwise required by applicable Law or agreed by the Parties in advance in writing, no Party will have any right to use the other Party’s corporate names or logos in connection with any Development, Manufacture, or Commercialization of any Licensed Product. At Astria’s option, to the extent permitted by local Laws in the Kaken Territory, each Licensed Product in the Kaken Territory will include a statement that such Licensed Product was licensed from Astria.

Article 7

MANUFACTURE AND SUPPLY

7.1Clinical Supply Agreement.  At either Party’s request following the Effective Date, the Parties will negotiate in good faith and enter into a supply agreement that will govern the terms and conditions of the Manufacture and supply of primary packaged Licensed Products by or on behalf of Astria to Kaken for use in Development of the Licensed Products in the Kaken Territory in accordance with this Agreement, along with a related quality agreement (the “Clinical Supply Agreement”). The Clinical Supply Agreement will be consistent with this Agreement and will contain such other terms as are customary for supply agreements between parties similarly situated to the Parties. Pursuant to the terms and conditions set forth in the Clinical Supply Agreement, Astria (or its applicable Affiliate(s) or Third Party manufacturers) will supply, and Kaken will purchase, primary packaged Licensed Products at the Manufacturing Cost of such Licensed Products.

7.2Commercial Supply Agreement.  By a point in time agreed to by the Parties that is after Astria’s public disclosure of topline results from the Phase 3 Clinical Trial identified as ALPHA-ORBIT, but in no event later than the first Regulatory Approval of the first Licensed Product in the Kaken Territory, the Parties will negotiate in good faith and enter into a supply agreement that will govern the terms and conditions of the Manufacture and supply of primary packaged Licensed Products by or on behalf of Astria to Kaken for use in Commercialization of the Licensed Products in the Kaken Territory in accordance with this Agreement, along with a related quality agreement (the “Commercial Supply Agreement,” and, together with the Clinical Supply Agreement, the “Supply Agreements,” and, each, a “Supply Agreement”). The Commercial Supply Agreement will be consistent with this Agreement and will contain such other terms as are customary for supply agreements between parties similarly situated to the Parties. Pursuant to the terms and conditions set forth in the Commercial Supply Agreement, Astria (or its applicable Affiliate(s) or Third Party manufacturers) will supply, and Kaken will purchase, primary packaged Licensed Product at the Supply Price. If the Supply Price per batch of the

Licensed Product ordered by Kaken under the Commercial Supply Agreement is estimated to increase by [**] percent ([**]%) [**] compared to the price paid by Kaken to Astria under the Commercial Supply Agreement in the past Fiscal Year, then, upon Kaken’s request, the Parties will discuss in good faith whether any adjustment to the Supply Price should be made.

7.3Certain Supply Agreement Terms.  Unless otherwise agreed between the Parties and set forth in the relevant Supply Agreement(s), the Supply Agreements will include the terms set forth in Schedule 7.3.

7.4Serialization.  Kaken will ensure that any distribution of the Licensed Products by or on behalf of Kaken or any of its Affiliate(s) or Sublicensee(s) complies with any Serialization requirements required by applicable Law in the Kaken Territory.

7.5Astria Supply Chain Security Requirements.  Kaken commits to refrain, and to cause each of its Affiliates and Sublicensees to refrain, from selling the Licensed Products to unauthorized Third Parties or end users under Trade Control Laws, such as any military or law enforcement parties of embargoed or sanctioned countries, including to military hospitals. Kaken will perform this Agreement in the Kaken Territory in compliance with Trade Control Laws and within the limits set forth by any applicable OFAC authorization. Kaken will cause its Affiliates and Sublicensees to comply, in connection with performance under this Agreement, with Trade Control Laws and the scope of any applicable OFAC authorization. Such OFAC authorizations or Trade Control Laws may restrict the selling of the Licensed Products to specific Third Parties. Kaken will comply, and will cause each of its Affiliates and Sublicensees to comply, with such restrictions imposed by any applicable OFAC authorization. While storing, handling, or distributing the Licensed Products, Kaken will make, and will cause each of its Affiliates and Sublicensees to make, all reasonable efforts to comply with reasonable Astria supply chain security requirements provided by Astria to Kaken from time to time, in order in particular to verify the security and integrity of the Licensed Products through all points of the supply chain. Kaken expressly agrees it will not do anything under this Agreement that could cause Astria to be in breach of Trade Control Laws. If, in connection with performance under this Agreement, Kaken violates any Trade Control Law or the terms or conditions set by any applicable OFAC authorization (or any of its Affiliates or Sublicensees commits such violation and Kaken fails to terminate its agreement with such Affiliate or Sublicensee upon receiving written notice of such violation (or facts that indicate such violation)) or breaches any provision in this Section 7.5, Astria will have the right to unilaterally terminate this Agreement pursuant to Section 14.2.3, except that, other than the aforementioned right (where applicable) to terminate the applicable sublicense upon receipt of notice, the cure period set forth therein will not apply.

7.6Quality Complaints.  Kaken will maintain a record of all complaints it receives with respect to the quality of any Licensed Product in accordance with applicable Laws in the Kaken Territory. Kaken will notify Astria of any such complaint received by it in sufficient detail and in accordance with the timeframes and procedures for reporting set forth in any applicable quality agreement, and in any event in sufficient time to allow Astria and Kaken and their respective Affiliates and (Sub)licensees to comply with all regulatory requirements imposed upon them, including in accordance with International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”) guidelines. The Party that holds the applicable Regulatory Filing(s) in a particular country or jurisdiction will investigate and respond to all such complaints in such country or jurisdiction with respect to any Licensed Product as soon as reasonably practicable. All such responses will be made in accordance with the procedures established pursuant to ICH, FDA, EMA, PMDA, and other applicable guidelines. The Party responsible for responding to such complaint will promptly provide the other Party a copy of any such response.

7.7Cooperation in Response to Licensed Product Complaints.  If Kaken receives any complaint relating to the quality or condition of any Licensed Product or its packaging, or any Trademark used for any Licensed Product, from any Third Party, Kaken will forthwith acknowledge receipt of such complaint. Kaken will notify Astria in writing as soon as reasonably practicable (and, to the extent permitted by applicable Law in the Kaken Territory, prior to notifying any Regulatory Authority), and in any event in sufficient time to permit Astria to comply with all applicable Laws for any matter relating to the quality or condition of the Licensed Product, of receipt of such complaint. Each Party will offer reasonable cooperation to the other Party in investigating any complaint and the circumstances surrounding it and will comply with any operating procedures that the Parties may agree upon in the Clinical Supply Agreement or Commercial Supply Agreement or any associated quality agreement.

7.8Recall, Withdrawal, Suspension, or Market Notification of Licensed Products.  If Kaken initiates or intends to initiate, or any Regulatory Authority threatens or initiates, any action to remove any Licensed Product from the market in the Kaken Territory, Kaken will notify Astria in writing of such actual, intended, or threatened removal as soon as reasonably practicable (but, with respect to actual or intended removals, in no event later than [**], unless the cause of such removal relates solely to the Packaging of the applicable Licensed Products) after first becoming aware thereof, and Kaken will provide any additional information relating to such removal that is reasonably requested by Astria within [**] after each such request. Kaken will have sole discretion with respect to any matters relating to any recall, suspension, withdrawal, or other market notification in the Kaken Territory, including the decision whether to initiate, continue, or terminate such recall, suspension, withdrawal, or market notification, but Kaken will notify Astria in writing regarding, and if time permits, discuss with Astria, any such recall, suspension, withdrawal, or other market notification, prior to the initiation thereof. If Astria proposes in good faith that a recall, suspension, withdrawal, or other market notification in the Kaken Territory should be undertaken and Kaken does not undertake such recall, suspension, withdrawal, or other market notification in the Kaken Territory, then Kaken will indemnify and hold harmless Astria from and against any Losses that may result from such decision by Kaken.

7.9Manufacturing Technology Transfer.  Once Kaken’s license has become perpetual with respect to a given Licensed Product in the Kaken Territory in accordance with Section 8.3.2, Astria may, in its discretion, provide a technology transfer to Kaken or a contract manufacturing organization designated by Astria, to enable Kaken to Manufacture or have Manufactured such Licensed Product for Commercialization in the Kaken Territory pursuant to the terms and conditions set forth in an agreement separately agreed by the Parties (“Manufacturing Technology Transfer”). Following the completion of the Manufacturing Technology Transfer pursuant to such agreement and receipt of all approval, license, registration, or authorization of any Regulatory Authority necessary for Manufacturing such Licensed Product for Commercialization in the Kaken Territory, Astria would, unless otherwise set out in the Clinical Supply Agreement or the Commercial Supply Agreement or as agreed by the Parties, no longer be required to supply such Licensed Product to Kaken under any Supply Agreement. For the avoidance of doubt, except as set forth in the applicable Supply Agreement or otherwise agreed by the Parties, in no event shall Astria’s obligation to supply the Licensed Product to Kaken under any Supply Agreement cease prior to the completion of the Manufacturing Technology Transfer under this Section 7.9.

Article 8

FINANCIAL TERMS

8.1Upfront Payment.  Within [**] after (a) Kaken’s receipt from Astria of an invoice; and (b) all completed Tax documents reasonably required to be filed with Tax authorities in Japan to reduce or eliminate Astria’s Tax liability and reduce or eliminate Kaken’s obligation to withhold taxes under the applicable bilateral income Tax treaty for the amount payable to Astria, which such invoice shall be issued by Astria no earlier than the Effective Date, Kaken will pay to Astria a one-time, non-refundable, non-creditable upfront payment of Sixteen Million Dollars ($16,000,000); provided that Kaken may extend the payment deadline by [**] on a one-time basis upon by providing written notice to Astria.

8.2Milestone Payments.

8.2.1Upon the first achievement by Kaken of the First Commercial Sale of any Licensed Product in the Kaken Territory (“First Commercial Sale Milestone Event”), a one (1)-time, non-refundable, non-creditable milestone payment of [**] ($[**]) (“First Commercial Sale Milestone Payment”) shall become payable by Kaken to Astria.

8.2.2Upon the first achievement by Kaken of a sales milestone event set out in the table below (“Sales Milestone Event”), the corresponding one (1)-time, non-refundable and non-creditable sales milestone payment (“Sales Milestone Payment”) shall become payable by Kaken to Astria.

Sales Milestone Event	Sales Milestone Payment (in Dollars)
[**]	$[**]
[**]	$[**]
[**]	$[**]

8.2.3Notwithstanding any other provision of this Agreement, (a) the First Commercial Sale Milestone Payment will be payable only once and only upon the first achievement of the First Commercial Sale Milestone Event, regardless of the number of Licensed Products with respect to which the First Commercial Sale Milestone Event may be achieved; and (b) each Sales Milestone Payment will be payable only once and only upon the first achievement of the applicable Sales Milestone Event, and no amounts will be due for subsequent or repeated achievements of such Sales Milestone Event. If more than one of the Sales Milestone Events are first achieved in a single Fiscal Year, then Kaken will pay to Astria in such Fiscal Year all of Sales Milestone Payments corresponding to all of the respective Sales Milestone Events achieved in such Fiscal Year under this Section 8.2.

8.2.4Kaken will notify Astria of the achievement of (a) the First Commercial Sale Milestone Event [**] following such achievement; and (b) each Sales Milestone Event as part of the royalty report for the calendar quarter in which such Sales Milestone Event was achieved. After receipt of such notice of achievement of the applicable milestone event, Astria shall submit an invoice to Kaken with respect to the corresponding milestone payment; provided, that no such invoice shall be submitted prior to receipt of a notice of achievement of the applicable milestone event. Kaken shall make each applicable milestone payment within [**] after receipt of each such invoice.

8.3Royalties.

8.3.1On a Licensed Product-by-Licensed Product basis, Kaken will pay Astria the following royalties on Annual Net Sales of such Licensed Product during the applicable Royalty Term for such Licensed Product, at an incremental royalty rate set forth in the table below as determined by the corresponding amount of aggregate Annual Net Sales of all Licensed Products in each Fiscal Year, but excluding the Net Sales of any Licensed Product whose Royalty Term has expired:

Portion of Annual Net Sales	Royalty Rate (payable in Dollars)
[**]	[**]
[**]	[**]
[**]	[**]
[**]	30%

8.3.2Royalties paid by Kaken under this Section 8.3 will be paid on a Licensed Product-by-Licensed Product basis from the First Commercial Sale of such Licensed Product in the Kaken Territory until the latest of (a) expiration of the last to expire Valid Claim of any Royalty Patent Right Covering such Licensed Product in the Kaken Territory; (b) expiration of the last to expire Regulatory Exclusivity with respect to such Licensed Product in the Kaken Territory; and (c) [**] following the date of First Commercial Sale of such Licensed Product in the Kaken

Territory (each such term with respect to a Licensed Product, a “Royalty Term”). Following the expiration of the Royalty Term with respect to a particular Licensed Product in the Kaken Territory (but not following an earlier termination of this Agreement), (x) the licenses granted by Astria to Kaken pursuant to Section 2.1 with respect to such Licensed Product in the Kaken Territory will be perpetual, irrevocable, fully-paid, and royalty-free; and (y) as applicable, the licenses granted by Astria to Kaken pursuant to Section 6.8 with respect to such Licensed Product in the Kaken Territory will continue in accordance with the terms of Section 6.8.

8.3.3On a Licensed Product-by-Licensed Product and calendar quarter-by-calendar quarter basis during the applicable Royalty Term:

(a)Subject to Section 8.3.3(d), during any calendar quarter in which such Licensed Product is not Covered by a Valid Claim of a Royalty Patent Right in the Kaken Territory and there is no Regulatory Exclusivity with respect to such Licensed Product in the Kaken Territory, the royalties owed with respect to such Licensed Product for such calendar quarter will be reduced to [**]percent ([**]%) of the applicable rate set forth in Section 8.3.1.

(b)Subject to Section 8.3.3(d), if there is Biosimilar Competition with respect to such Licensed Product during such calendar quarter, then the royalty rate with respect to such Licensed Product for such calendar quarter will be reduced to: (i) if the market share of the Biosimilar Product(s) exceeds [**] percent ([**]%) but is less than [**] percent ([**]%) of the aggregate market in the Kaken Territory of such Licensed Product and all such Biosimilar Product(s) in such calendar quarter, [**] percent ([**]%) of the applicable rate set forth in Section 8.3.1; (ii) if the market share of the Biosimilar Product(s) is between [**] percent ([**]%) and [**] percent ([**]%) of the aggregate market in the Kaken Territory of such Licensed Product and all such Biosimilar Product(s) in such calendar quarter, [**] percent ([**]%) of the applicable rate set forth in Section 8.3.1; or (iii) if the market share of the Biosimilar Product(s) is greater than [**] percent ([**]%) of the aggregate market in the Kaken Territory of such Licensed Product and all such Biosimilar Product(s) in such calendar quarter, [**] percent ([**]%) of the applicable rate set forth in Section 8.3.1.

(c)Subject to Section 8.3.3(d), Kaken may deduct [**] percent ([**]%) of any Deductible Third Party Payments paid by Kaken for such Licensed Product in such calendar quarter from the royalties otherwise owed to Astria pursuant to Section 8.3.1.

(d)Notwithstanding the foregoing, (i) in no event will the deductions set forth in Sections 8.3.3(a) and 8.3.3(b)(i) or 8.3.3(b)(ii) (as applicable), in the aggregate, reduce the royalties otherwise payable to Astria as specified in Section 8.3.1 with respect to any Licensed Product in any calendar quarter by more than [**] percent ([**]%); (ii) in no event will the deductions set forth in Sections 8.3.3(a) and 8.3.3(b)(iii), in the aggregate, reduce the royalties otherwise payable to Astria as specified in Section 8.3.1 with respect to any Licensed Product in any calendar quarter by more than [**] percent ([**]%); (iii) in no event will the deductions set forth in Section 8.3.3(c), by themselves, reduce the royalties otherwise payable to Astria as specified in Section 8.3.1 with respect to any Licensed Product in any calendar quarter by more than [**] percent ([**]%); (iv) in no event will the deductions set forth in Section 8.3.3(c), when combined with the deductions set forth in Sections 8.3.3(a) and 8.3.3(b)(i) or 8.3.3(b)(ii) (as applicable), reduce the royalties otherwise payable to Astria as specified in Section 8.3.1 with respect to any Licensed Product in any calendar quarter by more than [**] percent ([**]%); and (v) in no event will the deductions set forth in Section 8.3.3(c), when combined with the deductions set forth in Sections 8.3.3(a) and 8.3.3(b)(iii), reduce the royalties otherwise payable to Astria as specified in Section 8.3.1 with respect to any Licensed Product in any calendar quarter by more than [**] percent ([**]%); provided that, any such reduction set forth in Section 8.3.3(c) that is not fully applied in any given calendar quarter as a result of the application of this Section 8.3.3(d) may be carried forward and applied against future royalties otherwise owed, in each case, subject to the limitation in this Section 8.3.3(d), until the earlier of (i) the expiration of the last-to-expire Royalty Term; or (ii) such time as all reductions applied in accordance with this Section 8.3.3 are fully exhausted.

8.4Royalty Payments and Sales and Royalty Reports.

8.4.1On a Licensed Product-by-Licensed Product basis, until the expiration of the Royalty Term with respect to such Licensed Product, Kaken will provide quarterly written sales reports to Astria within [**] after the end of each calendar quarter covering all Net Sales of such Licensed Product in the Kaken Territory. Each such written sales report will state: (i) the quantity and the amount of Net Sales of each Licensed Product sold by Kaken and its Affiliates and Sublicensees in the Kaken Territory for each month of such calendar quarter, including any deductions used to determine such Net Sales; and (ii) the aggregate annual Net Sales of each Licensed Product sold in such calendar quarter.

8.4.2On a Licensed Product-by-Licensed Product basis, until the expiration of the Royalty Term with respect to such Licensed Product, Kaken will provide quarterly written royalty reports to Astria within [**] after the end of each calendar quarter covering all Net Sales of such Licensed Product in the Kaken Territory. Each such written royalty report will state: (i) the sales in units and in value of the Licensed Products in the Kaken Territory; (ii) the gross amount received for such sales; (iii) the amount of any deductions taken as permitted under the definition of the Net Sales, listed by category of cost; (iv) total amount of the Net Sales; and (v) the amount of the royalties due to Astria, including the method used to calculate the royalties.

8.4.3Kaken will make the royalty payments due hereunder within [**] after the end of each calendar quarter.

8.5Recordkeeping.  Kaken will keep, and will cause each of its Affiliates and Sublicensees to keep, full, clear, and accurate records of Licensed Products that are made, used, or sold under this Agreement in accordance with the Accounting Standards, for a period of at least [**] after the end of the Fiscal Year to which the records relate, setting forth the sales of Licensed Products in sufficient detail to enable royalties and other amounts payable to Astria hereunder to be determined. Kaken further agrees to permit, and to cause each of its Affiliates and Sublicensees to permit, its books and records to be audited by an internationally recognized independent accounting firm reasonably selected by Astria and reasonably acceptable to Kaken no more than once per calendar year, to verify any reports and payments delivered under this Agreement during [**], during regular business hours without disruption to Kaken’s operations pursuant to a schedule agreed by Kaken after Astria’s written notice exercising its right to conduct such audit by such accounting firm and subject to execution by such accounting firm of a confidentiality agreement reasonably acceptable to Kaken. The Parties agree that such accounting firm shall not be paid on a contingency or other similar basis where payment is based on the size of any identified underpayment. Once audited, the same books and records will not be subject to subsequent audits. The Parties will reconcile any underpayment or overpayment that is not disputed by either Party in good faith within [**] after the accounting firm delivers the results of any audit. Any final audit report will be shared by the accounting firm with Kaken. Such examination is to be made at the expense of Astria, except if the results of the audit reveal an underpayment by Kaken of [**] percent ([**]%) [**] during the period being audited, in which case reasonable audit fees for such examination will be paid by Kaken.

8.6Methods of Payment.  All payments due to Astria under this Agreement will be made by Kaken (and not any Affiliate of Kaken) in Dollars, by wire transfer to the bank account of Astria (and not any Affiliate of Astria) designated in writing by Astria.

8.7Currency Conversion.  Wherever it is necessary to convert currencies for Net Sales invoiced in a currency other than the Dollar, such conversion will be made into Dollars at the conversion rate officially announced by Mizuho Bank on the last Business Day of the applicable calendar quarter or, if such rate is unavailable, a substitute therefor reasonably agreed to by the Parties. All payments due to Astria under this Agreement will be made without deduction of exchange, collection, or other charges. Once the amount of Net Sales paid to Astria in respect of a particular calendar quarter has been converted into Dollars, such amount of Dollars will be used for the purpose of calculating the total amount of Net Sales during the Fiscal Year that includes such calendar quarter.

8.8Taxes.

8.8.1Except as expressly set forth in this Section 8.8, each Party will pay any and all income taxes levied on account of all payments it receives under this Agreement. Each Party will provide such information and documentation to the other Party as are reasonably requested by such other Party to determine if any withholding taxes apply to any payments to be made by such other Party under this Agreement and to establish qualification for a refund of any tax paid hereunder (including but not limited to Indirect Costs (as defined in Section 8.8.4)), reduced withholding rate or an exemption from any such withholding tax under the applicable bilateral income tax treaty or relevant statutory provision. If a Party believes that it is required to withhold taxes on a payment to the other Party, the paying Party will notify the other Party of such determination no less than [**] prior to making such payment.

8.8.2Each Party will cooperate fully as and to the extent reasonably requested by the other Party, in connection with the calculation and payment of royalties under this Agreement and calculation of any associated withholding taxes or Indirect Costs, if any, including analysis of royalty source, tax treaty application of territorial revenue source, alternative payors of royalties based on territory, and any and all appropriate and legal technical analysis and structure in the calculation of royalties and associated taxes or withholding taxes, if any. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such analysis and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. The Parties further agree, upon request, to use Commercially Reasonable Efforts to obtain any certificate or other document from any tax authority or any other Person as may be necessary to mitigate, reduce, or eliminate any tax that could be imposed on or by Astria, Kaken, or any other payor party.

8.8.3To the extent that applicable Law requires that taxes be withheld with respect to any payments to be made by a Party to the other Party under this Agreement, the paying Party will: (i) deduct those taxes from the remittable payment; (ii) pay the taxes to the proper taxing authority; and (iii) send evidence of the obligation together with proof of tax payment to the other Party on a reasonable and timely basis following such tax payment (which evidence of payment will be in accordance with requirements of the applicable tax authority and sufficient to allow the Party against whom such withholding tax is applied to apply for and receive a refund from the applicable tax authority for such amounts). Each Party agrees to cooperate with the other Party in claiming refunds, reductions, or exemptions from such deductions or withholdings under any relevant agreement or treaty that is in effect. Notwithstanding anything to the contrary in this Agreement, and without limiting Section 8.6, if Kaken redomiciles, experiences a change in control (whether through a merger, acquisition, or otherwise), or assigns its rights or obligations under this Agreement in accordance with Section 16.1 (each, a “Tax Action”), and, as a result of such Tax Action, the amount of tax required to be withheld under this Section 8.8 in respect of a payment to Astria is greater than the amount of such tax that would have been required to have been withheld absent such Tax Action, then any such amount payable to Astria will be adjusted to take into account such withholding taxes as may be necessary so that, after making all required withholdings or credits Astria receives an amount equal to the sum it would have received had no such Tax Action occurred. The obligation to adjust payments pursuant to the preceding sentence will not apply, however, to the extent such increased withholding tax (x) would not have been imposed but for a Tax Action taken by Astria; or (y) is attributable to the failure by Astria to comply with the requirements of this Section 8.8. For purposes of this Section 8.8, a “redomiciliation” will include a reincorporation or other action resulting in a change in tax residence of the applicable Party or its assignee.

8.8.4All charges and fees to be paid to Astria under this Agreement are exclusive of all VAT, consumption taxes, goods or services taxes, surcharges or other similar taxes or costs (“Indirect Costs”) required by applicable Law, and shall be paid and borne by Kaken. To the extent that any transaction under this Agreement is subject to the reverse-charge mechanism under applicable Law, such as VAT, Kaken will be responsible for the payment of any such Indirect Costs amount, or will self-assess such Indirect Costs and, subject to any applicable input deduction of such self-assessed Indirect Costs, remit such amount to the applicable Governmental Authority as may be required. To the extent that Kaken is required to pay or remit such Indirect Costs in respect of any payment to Astria, then, pursuant to the cooperation provisions in Section 8.8.1 and Section 8.8.2, Astria will reasonably assist Kaken to obtain any available recovery of such Indirect Costs, if applicable.

8.9Late Payments.  Interest will be payable by Kaken on any amounts payable to Astria under this Agreement that are not paid by the due date for payment. All interest will accrue and be calculated on a daily basis (both before and after any judgment) at a rate per month equal to the lesser of (a) [**] percentage points above the then-current “prime rate” in effect published in The Wall Street Journal; or (b) the maximum rate permissible under applicable Law, for the period from the due date for payment until the date of actual payment. The payment of such interest will not limit Astria from exercising any other rights it may have as a consequence of the lateness of any payment.

Article 9

INTELLECTUAL PROPERTY

9.1Ownership; Disclosure of Licensed Product Improvements.

9.1.1Ownership of the Licensed Technology that is not Joint Technology will remain vested at all times in Astria. Astria will retain all right, title, and interest in and to all Licensed Technology except to the extent that any such rights are licensed or granted to Kaken under this Agreement.

9.1.2Ownership of the Licensed Product Improvement Technology and Kaken Technology will remain vested at all times in Kaken. Kaken will retain all right, title, and interest in and to all Licensed Product Improvement Technology and Kaken Technology except to the extent that any such rights are licensed or granted to Astria under this Agreement. Kaken will disclose to Astria each Licensed Product Improvement promptly after such Licensed Product Improvement is conceived, invented, identified, discovered, made, authored, or otherwise developed.

9.1.3The Parties will jointly own any and all Joint Technology, and, subject to the licenses granted hereunder, each Party is entitled to practice the Joint Technology for all purposes on a worldwide basis and to license such Joint Technology through multiple tiers without the consent of the other Party (and, where consent is required by applicable Laws, such consent is deemed hereby granted) and without a duty of accounting to the other Party. Each Party will grant and does hereby grant to the other Party all further permissions, consents and waivers with respect to, and all licenses under, the Joint Technology throughout the world necessary to provide the other Party with the rights under the Joint Technology set forth in this Section 9.1.3.

9.2Prosecution of Patent Rights.

9.2.1Kaken will have the first right, but not the obligation, to file, prosecute, and maintain all Licensed Product Improvement Patent Rights in using patent counsel of its choice and at Kaken’s expense.

9.2.2Astria will have the first right, but not the obligation, to file, prosecute, and maintain all Licensed Patent Rights in the Kaken Territory using patent counsel of its choice and at Astria’s expense. Astria will have the sole right, but not the obligation, to file, prosecute, and maintain all Licensed Patent Rights in the Astria Territory using patent counsel of its choice and at Astria’s expense.

9.2.3If a Party with the first right to file, prosecute, and maintain a given Licensed Product Improvement Patent Right or Licensed Patent Right (the “Prosecuting Party”) elects not to, or is unable to, file, prosecute, or maintain any such Patent Right, the Prosecuting Party will give the other Party (the “Non-Prosecuting Party”) prompt notice thereof, but not later than [**] prior to any associated filing, submission or payment due date, or any other due date that requires action in order to avoid loss of rights, in connection with such Patent Right, and, in such cases, will permit the Non-Prosecuting Party, at the Non-Prosecuting Party’s own expense, to take such actions itself. In such case, (i) the Non-Prosecuting Party will have a right, but not the obligation, to assume the filing, prosecution, and maintenance thereof at the Non-Prosecuting Party’s expense, including, where legally required, proceeding in the Prosecuting Party’s name; and (ii) to the extent reasonably necessary to enable the Non-Prosecuting Party to perform such actions, the Prosecuting Party will, at the Non-Prosecuting Party’s reasonable request and expense, make its employees, agents, and consultants reasonably available to the Non-Prosecuting Party (or to the Non-Prosecuting Party’s authorized attorneys, agents, or representatives) and execute such documents and perform such acts as may be reasonably necessary for the Non-Prosecuting Party to perform such actions. For the avoidance of doubt, the rights under this Section 9.2.3 will not extend to any Licensed Patent Rights in the Astria Territory.

9.2.4The Party responsible for prosecuting and maintaining a given Licensed Product Improvement Patent Right or Licensed Patent Right in the Kaken Territory pursuant to this Section 9.2 will furnish the other Party with copies of each document, including any translation that has been prepared (but neither Party shall be required to prepare any translation for the other Party), relevant to the preparation, filing, prosecution, and maintenance of such Patent Right at least [**] prior (or such shorter period prior if it is not reasonably practicable to provide such copies [**] prior) to filing such document or making any payment due thereunder to allow for review and comment by such other Party and will consider in good faith timely comments from such other Party thereon. The responsible Party will also furnish the other Party with copies of all final filings and responses made to any patent authority with respect to the Licensed Product Improvement Patent Rights and Licensed Patent Rights in the Kaken Territory in a timely manner following submission thereof.

9.2.5In preparing, filing, prosecuting, and maintaining any Licensed Product Improvement Patent Right or Licensed Patent Right in the Kaken Territory, the Parties will coordinate their activities in a good faith effort not to take any position that is contrary to or detrimental to the scope or enforceability of any other Licensed Patent Right.

9.3Enforcement and Defense.

9.3.1As between the Parties, Astria will have the sole right to enforce the Licensed Technology and Licensed Product Improvement Technology in the Astria Territory. Kaken will have the sole right, but not the obligation, to enforce and defend all Licensed Product Improvement Patent Rights in the Kaken Territory.

9.3.2If either Party becomes aware of any Third Party activity, including any Development activity (whether or not an exemption from infringement liability for such Development activity is available under applicable Law), that infringes (or that is directed to the Development of a product that would infringe) a Licensed Patent Right or Licensed Product Improvement Patent Right, or that misappropriates any Licensed Know-How, in the Kaken Territory and that is, or could reasonably be expected to be, competitive with any Licensed Product in the Kaken Territory (collectively, “Infringement Activity”), then the Party becoming aware of such activity will give prompt written notice to the other Party regarding such Infringement Activity, except to the extent prohibited by applicable Law or a preexisting confidentiality or nondisclosure agreement with (or other obligation of confidentiality or nondisclosure to) a Third Party.

9.3.3Astria will have the first right to enforce the Licensed Technology against each instance of Infringement Activity in the Kaken Territory, at its own cost and expense. Kaken shall provide to Astria reasonable assistance in any action or proceeding brought under this Section 9.3.3, at Astria’s request and expense. Prior to commencing any such action, Astria shall consult with Kaken and shall reasonably and in good faith consider the views of Kaken regarding the advisability of the proposed action and its effect on the public interest.

9.3.4In the event that Astria does not enforce the Licensed Technology against any given Infringement Activity in the Kaken Territory by the earlier of (a) [**] after Astria first becomes aware of such Infringement Activity; or (b) [**] before the time limit, if any, set forth under applicable Laws for the filing of an applicable enforcement action, or in the event that Astria terminates any such enforcement action that it has initiated, then Kaken will have the right to enforce the Licensed Technology against such Infringement Activity (“Step-in Rights”), at its own cost and expense.

9.3.5Any amounts recovered by a Party as a result of an action pursuant to Section 9.3.3 or Section 9.3.4, whether by settlement or judgment, will be allocated first to reimburse each Party for the reasonable costs and expenses incurred in such action, and: (a) [**]; (b) [**]; and (c) [**].

9.3.6If a Third Party, in the context of an enforcement action under this Section 9.3, asserts that a Licensed Patent Right is invalid or unenforceable, then the Party responsible for such enforcement action will be responsible for defending against such assertion; provided that if Kaken is the responsible Party, Kaken will: (a) consult with Astria on strategy for such defense, taking into account the impact the defense may have on validity and enforceability of the License Patent Rights outside the Kaken Territory; and (b) comply with the obligations set forth in Sections 9.3.7(a)-(d) with respect to such defense. The costs and expenses of such defense will be considered costs and expenses for the purposes of Section 9.3.3 and 9.3.4.

9.3.7If, outside the context of an enforcement action under this Section 9.3, a Third Party asserts that a Licensed Patent Right is invalid or unenforceable, the Party receiving or becoming aware of such assertion will give prompt written notice to the other Party regarding such assertion. In such event, Astria will have the first right, but not the obligation, to defend against such assertion relating to any Licensed Patent Right at Astria’s own expense. If Astria (i) does not take any action to defend against such assertion; or (ii) notifies Kaken that Astria will not do so by the earlier of (A) [**] after Astria first becomes aware of such assertion; or (B) [**] prior to the time limit, if any, set forth under applicable Laws for the taking of any such action, then Kaken will have the right, but not the obligation, to take any such action at Kaken’s sole expense. The Party commencing such action will: (a) keep the other Party reasonably informed regarding such assertion and such defense (including by providing the other Party with drafts of each filing a reasonable period before the deadline for such filing and promptly providing the other Party with copies of all final filings and correspondence); (b) consult with the other Party on such defense; (c) consider in good faith all comments from the other Party regarding such defense; and (d) notify the other Party of its decision to cease such defense at least [**] prior to any material due date that requires action in order to avoid loss of rights in connection with such defense (and, following such notice, the other Party will have the right, but not the obligation, to manage the defense against such assertion). The other Party will have the right to join as a party to such defense and participate with its own counsel at its sole expense, but the first Party will retain control of such defense.

9.3.8At the request and expense of the Party bringing an infringement or misappropriation action under Section 9.3.3 or Section 9.3.4 or defending an action under Section 9.3.6 or Section 9.3.7, the other Party will provide reasonable assistance in any such action (including entering into a common interest agreement if reasonably deemed necessary by any Party) and be joined as a party to the suit if necessary for the initiating or defending Party to bring or continue such suit.

9.3.9Notwithstanding anything to the contrary herein, where any infringement, misappropriation, enforcement, or other action under this Section 9.3 or Section 9.4 is controlled by a Party, such Party will not enter into any settlement or consent judgement or other voluntary final disposition that: (a) limits the other Party’s rights under Licensed Technology or Licensed Product Improvement Technology, or under this Agreement, other than as expressly permitted herein; (b) makes any admission regarding wrongdoing on the part of the other Party or any Affiliate or Sublicensee of the other Party, or regarding the invalidity, unenforceability, or infringement of any of the Licensed Technology or Licensed Product Improvement Technology; (c) subjects the other Party or any of the other Party’s Affiliates or Sublicensees to an injunction or other equitable relief; or (d) obligates the other Party or any of the other Party’s Affiliates or Sublicensees to make any monetary payment, in all cases without the prior written consent of the other Party. In no case will Astria grant or have the power to grant any license for the Development, Packaging or Commercialization of the Antibody or any Licensed Products in the Kaken Territory in the Field.

9.4Defense of Third Party Infringement and Misappropriation Claims.

9.4.1If a Third Party asserts that a Patent Right or other right controlled by it in the Kaken Territory is infringed or misappropriated by a Party’s activities under this Agreement or a Party becomes aware of a Patent Right or other right that might form the basis for such a claim, the Party first obtaining knowledge of such a claim or such potential claim will immediately provide the other Party with notice thereof and the related facts in reasonable detail. The Parties will discuss what commercially appropriate steps, if any, to take to avoid infringement or misappropriation of said Third Party Patent Right or other right controlled by such Third Party in the Kaken Territory.

9.4.2[**].

9.4.3[**].

9.5Patent Term Extensions.  Kaken will have the first right, at Kaken’s sole expense, to select the appropriate Licensed Patent Rights or Licensed Product Improvement Patent Rights

in the Kaken Territory for filing to obtain patent term extensions, including supplementary protection certificates and any other extensions that are now available or become available in the future, based on Regulatory Approvals for Licensed Products in the Field in the Kaken Territory, and Kaken will consult with Astria with respect to such decisions and will consider the comments and concerns of Astria in good faith. If Kaken elects not to, or is unable to, file to obtain any patent term extension described in this Section 9.5, it will give Astria prompt notice thereof, and, in such cases, will permit Astria at Astria’s own expense to take such actions itself. Each Party will cooperate with the other Party in gaining any such patent term extensions, including by signing all necessary papers.

Article 10

DATA SECURITY AND ADVERSE DRUG EVENTS AND REPORTS

10.1Data Security.  During the Term, each Party will maintain safety and facility procedures, data security procedures, and other safeguards against the disclosure, destruction, loss, or alteration of the other Party’s information in such Party’s possession in accordance with such Party’s security policies in effect from time to time.

10.2Pharmacovigilance Agreement.  Within [**] prior to (i) obtaining Regulatory Approval for a Licensed Product in the Kaken Territory; or (ii) filing of an IND by or on behalf of Kaken or any of its Affiliates or Sublicensees for a Licensed Product in the Kaken Territory, the Parties will enter into a Pharmacovigilance Agreement. Such Pharmacovigilance Agreement will provide for the exchange by the Parties of any information of which a Party becomes aware concerning any adverse event experienced by a subject or patient being administered any Licensed Product, whether or not such adverse event is determined to be attributable to any Licensed Product, including any such information received by either Party from any Third Party (subject to receipt of any required consents from such Third Party). It is understood that each Party and their respective Affiliates and Sublicensees will have the right to disclose such information to the extent such disclosure is reasonably necessary to comply with applicable Laws or requirements of any applicable Regulatory Authority.

10.3Adverse Drug Event Complaints.  Each Party will maintain a record of all complaints it receives with respect to adverse drug events and reactions of any Licensed Product. Each Party will notify the other Party of any such complaint received by it in sufficient detail and in accordance with the timeframes and procedures for reporting set forth in the Pharmacovigilance Agreement, and in any event in sufficient time to allow Astria and Kaken and their respective Affiliates and Sublicensees to comply with all regulatory requirements imposed upon them, including in accordance with ICH guidelines. The Party that holds the applicable Regulatory Filing(s) in a particular country or jurisdiction will investigate and respond to all such complaints in such country or jurisdiction with respect to any Licensed Product as soon as reasonably practicable. All such responses will be made in accordance with the procedures established pursuant to ICH, FDA, EMA, and other applicable guidelines. The Party responsible for responding to such complaint will promptly provide the other Party a copy of any such response.

10.4Global Safety Database.

10.4.1Astria will establish and maintain, at Astria’s sole cost and expense and in compliance with applicable Laws, the global safety database for the Licensed Products (the “Global Safety Database”). Direct access to the Global Safety Database will not be granted to Kaken, but Kaken will have the right to access, and Astria will provide, necessary safety information for the Licensed Products from and to the Global Safety Database in response to any reasonable safety information request from Kaken in accordance with the terms of the Pharmacovigilance Agreement.

10.4.2During the Term and thereafter as required in order to comply with applicable Law, each Party will provide the other Party with all information necessary for such other Party to comply with its pharmacovigilance responsibilities, including with respect to any adverse drug experiences, in each case as set forth in the Pharmacovigilance Agreement.

Article 11

REPRESENTATIONS, WARRANTIES, AND COVENANTS

11.1Mutual Representations and Warranties.  Each of Kaken and Astria hereby represents and warrants to the other Party, as of the Effective Date, that:

11.1.1such Party is an organization duly organized and validly existing under the Laws of the state, municipality, province, administrative division, or other jurisdiction of such Party’s organization;

11.1.2the execution, delivery, and performance of this Agreement by such Party has been duly authorized by all requisite organizational action;

11.1.3such Party has the power and authority to execute and deliver this Agreement and to perform such Party’s obligations hereunder, and such performance does not conflict with or constitute a breach of any of such Party’s agreements with any Third Party;

11.1.4such Party has the right to grant the rights and licenses described in this Agreement;

11.1.5such Party is not subject to any legal, contractual, or other restriction, limitation, or condition that conflicts with any of its obligations under this Agreement or that would adversely affect its ability to perform any of its obligations hereunder;

11.1.6no consent, approval, or agreement of any Third Party (including any Governmental Authority) is required to be obtained by it in connection with the execution and delivery of this Agreement that has not already been obtained by it as of the date hereof;

11.1.7such Party has not been debarred by the FDA, is not the subject of a conviction described in Section 306 of the FD&C Act, and is not subject to any similar sanction of any other Governmental Authority outside of the U.S., and neither such Party nor any of its Affiliates has used, in any capacity, any individual or entity who either has been debarred by the

FDA, is the subject of a conviction described in Section 306 of the FD&C Act, or is subject to any such similar sanction inside or outside of the U.S.;

11.1.8there are no legal claims, judgments, or settlements against or owed by such Party or its Affiliates, or pending or, to such Party’s Knowledge, threatened, legal claims or litigation, in each case, relating to antitrust, anti-competition, anti-bribery, or corruption violations;

11.1.9to the Knowledge of such Party, there is no pending or, threatened litigation, arbitration, or investigation before any regulatory or administrative body of any country or jurisdiction (including any Governmental Authority), or pending or, to such Party’s Knowledge, threatened civil, economic, administrative, or criminal litigation in any country or jurisdiction (e.g., letters asserting claims, complaints, answers, briefs, motion papers), that would affect the ownership of assets or business regulation of such Party, or would negatively impact such Party’s business or operations, including litigation against such Party’s management, group leaders, directors, or scientists, pertaining to performance of such Party’s obligations under this Agreement, or pertaining to the conduct of clinical research, including such Party’s intellectual property rights; and

11.1.10neither such Party nor any of its Affiliates is, at present, (a) an Anti-Social Force; or (b) a person for whom [**] have not yet passed since they ceased to be an Anti-Social Force, and it does not have any: (i) relationship by which its management is considered to be controlled by Anti-Social Forces; (ii) relationship by which Anti-Social Forces are considered to be substantially involved in its management; (iii) relationship by which it is considered to unlawfully utilize Anti-Social Forces for the purpose of securing unjust advantage for itself or any third party or of causing damage to any third party; (iv) relationship by which it is considered to offer funds or provide benefits to Anti-Social Forces; or (v) officers or persons that are substantially involved in its management having socially condemnable relationships with Anti-Social Forces.

11.2Mutual Covenants.  Each of Kaken and Astria hereby covenants to the other Party that:

11.2.1such Party will not engage, in any capacity in connection with this Agreement or any ancillary agreement, any individual or entity who has been debarred by the FDA, is the subject of a conviction described in Section 306 of the FD&C Act, or is subject to any similar sanction inside or outside of the U.S., and such Party will inform the other Party in writing promptly if such Party or any individual or entity engaged by such Party who is performing services under this Agreement, or any ancillary agreement, is debarred or is the subject of a conviction described in Section 306 of the FD&C Act or any similar sanction inside or outside of the U.S., or if any action, suit, claim, investigation, or legal or administrative proceeding is pending or, to such Party’s Knowledge, is threatened, relating to any such debarment or conviction of such Party, any of its Affiliates or any such individual or entity performing services hereunder or thereunder;

11.2.2during the Term, such Party will not make any commitment to any Third Party in conflict with the rights granted by such Party hereunder; and

11.2.3such Party will comply with all applicable Laws in performing such Party’s activities hereunder.

11.3Additional Astria Warranties.  Astria hereby represents and warrants to Kaken, as of the Effective Date, that:

11.3.1Astria is the sole owner of the Licensed Patent Rights and has the right under the Licensed Technology to grant the licenses to Kaken pursuant to this Agreement;

11.3.2Astria’s right, title and interest to the Licensed Technology are free and clear from any and all mortgages, pledges, liens, security interests, conditional and installment sale agreement, encumbrances, charges or claims of any kind that could reasonably be expected to adversely affect the rights granted to Kaken under this Agreement;

11.3.3Astria has obtained all necessary assignments from all persons who have made an inventive contribution to any Licensed Patent Right set forth in Schedule 1.97.

11.3.4Schedule 1.97 sets forth a complete and accurate list of all Licensed Patent Rights as of the Effective Date;

11.3.5neither Astria nor any of its Affiliates is a party to any license or similar agreement under which it has granted or agreed to grant a license to any Third Party to any Licensed Technology that would conflict with the rights or licenses granted to Kaken under this Agreement;

11.3.6the Licensed Patent Rights that have issued as of the Effective Date are, to Astria’s Knowledge, valid and enforceable, and all Licensed Patent Rights have been prosecuted and maintained by or on behalf of Astria in good faith, and to Astria’s Knowledge, no grounds exist that would lead to any Licensed Patent Rights being held to be unpatentable, unenforceable or invalid;

11.3.7no claim or action has been brought against Astria or, to Astria’s Knowledge, threatened in writing to Astria, by any Third Party alleging that (a) the Licensed Patent Rights have lapsed or expired, been cancelled, been held unpatentable, invalid or unenforceable, or become abandoned; or (b) the exploitation of the Licensed Products infringes the Patent Rights or misappropriates the Know-How of any Third Party;

11.3.8to Astria’s Knowledge, the Development and Commercialization of the Licensed Product, in the form in which it exists on the Effective Date, in the Kaken Territory as contemplated as of the Effective Date does not and will not infringe or misappropriate any Know-How or Patent Rights owned or controlled by any Third Party;

11.3.9to Astria’s Knowledge, the Manufacturing of the Licensed Product, in the form in which it exists on the Effective Date, in any country in which the Licensed Product to be supplied to Kaken is to be Manufactured does not and will not infringe or misappropriate any Know-How or Valid Claims of Patent Rights owned or controlled by any Third Party;

11.3.10no interference, opposition, cancellation, or other protest proceeding has been filed against a Licensed Patent Right;

11.3.11to Astria’s Knowledge, no Third Party is infringing or has infringed any Licensed Patent Rights or has misappropriated any Licensed Know-How in the Kaken Territory; and

11.3.12All information provided by Astria during the pre-contractual due diligence, including all information provided in response to due diligence requests in connection with the subject matter of this Agreement is, to Astria’s Knowledge, true, complete, and accurate in all material respects.

11.4Additional Kaken Warranties.  Kaken hereby represents and warrants, as of the Effective Date, to Astria that:

11.4.1Kaken has the capability to Develop, obtain Regulatory Approval and Reimbursement Approval for, and Commercialize the Licensed Products as contemplated in this Agreement;

11.4.2Kaken is not (a) state-owned; (b) subject to any state-owned assets administrations or other authorities with respect to the registration of state-owned assets or ownership of scientific data; or (c) under collective ownership; and

11.4.3Kaken has (a) passed all annual inspections by Governmental Authorities; and (b) paid all Taxes imposed upon Kaken by any Governmental Authority as such Taxes have become due, in each case ((a) and (b)) since its inception.

11.5Anti-Corruption.

11.5.1Anti-Corruption Provisions. Each Party represents and warrants to the other Party that such Party has not, directly or indirectly, offered, promised, paid, authorized, or given, and each Party agrees that such Party will not, in the future, offer, promise, pay, authorize, or give, money or anything of value, directly or indirectly, to any Government Official (as defined below) or Other Covered Party (as defined below) for the purpose, pertaining to this Agreement, of: (a) influencing any act or decision of such Government Official or Other Covered Party; (b) inducing such Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (c) securing any improper advantage; or (d) inducing such Government Official or Other Covered Party to influence the act or decision of a Governmental Authority, in order to obtain or retain business, or direct business to, any individual or entity, in any way related to this Agreement.

For purposes of this Agreement: (A) “Government Official” means any official, officer, employee, or representative of: (1) any Governmental Authority; (2) any public international organization or any department or agency thereof; or (3) any company or other entity owned or controlled by any Governmental Authority; and (B) “Other Covered Party” means any political party or party official, or any candidate for political office.

11.5.2Anti-Corruption Compliance.

(a)In performing under this Agreement, each Party agrees to comply with all applicable anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977 (“FCPA”).

(b)Each Party represents and warrants to the other Party that such Party is not aware of any Government Official or Other Covered Party having any financial interest in the subject matter of this Agreement or in any way personally benefiting, directly or indirectly, from this Agreement.

(c)No Party, nor any Affiliate of any Party, will give, offer, promise, or pay any political contribution or charitable donation at the request of any Government Official or Other Covered Party that violates any applicable Law and is in any way related to this Agreement or any related activity.

(d)Each Party will, in all cases, refrain from engaging in any activities or conduct that would cause the other Party to be in violation of the FCPA or any other applicable anti-bribery Laws. To the extent allowed by Law, if either Party proposes to provide any information, data, or documentation to any Governmental Authority in respect of any Licensed Product in a manner that may implicate the FCPA or any other applicable anti-bribery Law, such Party will first obtain the prior written approval of the other Party, which will not be unreasonably withheld, conditioned, or delayed, or will provide such information, data, or documentation in accordance with the other Party’s reasonable written instructions.

(e)Each Party agrees that, should it learn or have reason to know of: (A) any payment, offer, or agreement to make a payment to a foreign official or political party for the purpose of obtaining or retaining business or securing any improper advantage for the other Party under this Agreement or otherwise, or (B) any other development during the Term that in any way makes inaccurate or incomplete the representations, warranties, and certifications of such Party hereunder given or made as of the Effective Date or at any time during the Term, relating to the FCPA, such Party will immediately advise the other Party in writing of such knowledge or suspicion and the entire basis known to such Party therefor.

(f)Notwithstanding any other provision contained in this Agreement, Kaken agrees that full disclosure of information relating to a possible violation of the FCPA or the existence and terms of this Agreement, including the compensation provisions hereof, may be made at any time and for any reason to the U.S. government and its agencies, and to whomsoever Astria determines has a legitimate need to know.

(g)If a Party violates the FCPA or any other applicable anti-corruption Law, or breaches any provision in this Section 11.5, in connection with any Licensed Product, then the other Party will have the right to unilaterally terminate this Agreement pursuant to Section 14.2.3, except that the cure period set forth therein will not apply; provided, that, if such violation or breach arises from an act or omission of a Party’s Sublicensee, then such Party shall be entitled to cure such violation or breach by terminating the applicable sublicense promptly (but in no event more than [**] following receipt of written notice from the other Party.

11.6Disclaimer.  EXCEPT AS EXPRESSLY SET FORTH HEREIN, THE INTELLECTUAL PROPERTY RIGHTS PROVIDED BY ASTRIA TO KAKEN HEREIN ARE PROVIDED “AS IS” AND WITHOUT WARRANTY. EXCEPT AS EXPRESSLY SET FORTH HEREIN, EACH OF THE PARTIES EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OR ENFORCEABILITY OF THEIR RESPECTIVE INTELLECTUAL PROPERTY RIGHTS, AND NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

11.7Limitation of Liability.  [**]. THE FOREGOING WILL NOT LIMIT (a) [**], (b) [**], OR (c) ANY DAMAGES AVAILABLE FOR GROSS NEGLIGENCE, INTENTIONAL MISCONDUCT OR FRAUD COMMITTED BY THE OTHER PARTY.

Article 12

CONFIDENTIALITY

12.1Generally.  During the Term and for a period of [**] thereafter, each Party (a) will maintain in confidence all Confidential Information of the other Party; (b) will not use such Confidential Information for any purpose except to fulfill its obligations or exercise its rights under this Agreement; and (c) will not disclose such Confidential Information to anyone other than those of its Affiliates and Sublicensees, Subcontractors, directors, investors, prospective investors, lenders, prospective lenders, acquirers, prospective acquirers, licensees, prospective licensees, sublicensees, prospective sublicensees, employees, consultants, financial or legal advisors, or other agents or contractors (collectively, “Representatives”) who are bound by written obligations of nondisclosure and non-use no less stringent than those set forth in this Article 12 and to whom such disclosure, under this Agreement, is necessary in connection with the fulfillment of such Party’s obligations or exercise of such Party’s rights under this Agreement or in connection with bona fide financing or acquisition activities. Each Party will (x) ensure that such Party’s Representatives who receive any of the other Party’s Confidential Information comply with confidentiality and non-use obligations that are at least as restrictive as those set forth in this Article 12 (except that the term of non-use and confidentiality in agreements between the Receiving Party and one of the Receiving Party’s Third Party Representatives may be for a minimum of [**] after the termination of the relevant agreement), and (y) be responsible for any violation of these obligations by any of its Representatives who receive any of the other Party’s Confidential Information. Each Party will notify the other Party promptly on discovery of any unauthorized use or disclosure of the other Party’s Confidential Information.

12.2Exceptions.  The obligations of confidentiality, non-disclosure, and non-use set forth in Section 12.1 will not apply to, and “Confidential Information” will exclude, any information to the extent the receiving Party (the “Recipient”) can demonstrate that such information: (a) was publicly available at the time of disclosure to the Recipient or any of its Affiliates by or on behalf of the disclosing Party (the “Discloser”), or thereafter became publicly available, in each case other than as a result of any action of the Recipient, or any of its Representatives, in violation of this Agreement; (b) was rightfully known by the Recipient or any of its Affiliates (as shown by its written records) prior to the date of disclosure to the Recipient or any of its Affiliates by or on behalf of the Discloser; (c) was lawfully received by the Recipient or any of its Affiliates on an unrestricted basis from a Third Party rightfully in possession of such information and not under a duty of confidentiality to the Discloser; or (d) was independently developed by or for the Recipient or any of its Affiliates without reference to or reliance on the Confidential Information of the Discloser (as demonstrated by written records).

12.3Permitted Disclosures.  Notwithstanding any other provision of this Agreement, the Recipient’s disclosure of the Discloser’s Confidential Information (including the terms of this Agreement) will not be prohibited if such disclosure: (a) is in response to a valid order of a court or other Governmental Authority; (b) is otherwise required by applicable Law or the rules or regulations of a Governmental Authority or securities exchange; or (c) is to patent offices in order to seek or obtain Patent Rights or to Regulatory Authorities in order to seek or obtain approval to conduct Clinical Trials or to gain Regulatory Approval with respect to the Licensed Products as contemplated by this Agreement, but such disclosure may be made only to the extent reasonably necessary to seek or obtain such Patent Rights or Regulatory Approvals, and the Recipient will use Commercially Reasonable Efforts to obtain confidential treatment of such information. If a Recipient is required to disclose Confidential Information of the Discloser pursuant to Section 12.3(a) or (b), prior to any disclosure the Recipient will, to the extent legally permitted and practicable, (x) provide the Discloser with prior written notice of such disclosure and, at the Discloser’s request and cost, assist the Discloser to seek a protective order or other confidential treatment of such Discloser’s Confidential Information and (y) disclose only that portion of the Discloser’s Confidential Information that it is legally required to disclose. In addition, either Party may disclose the existence and terms of this Agreement to such Party’s (Sub)licensees with respect to the Antibody or Licensed Products, or to bona fide actual or potential investors or acquirors, in each case pursuant to written obligations of nondisclosure and non-use no less stringent than those set forth in this Article 12.

12.4Publicity.

12.4.1Following the Effective Date, each Party may issue a press release announcing the execution of this Agreement approved by the other Party in writing (each, an “Initial Press Release”).

12.4.2The Parties recognize that, in addition to the Initial Press Releases, each Party may from time to time desire to issue press releases and make other public statements or public disclosures in respect of this Agreement (each, a “Public Statement”). Neither Party will issue a Public Statement without the other Party’s prior written approval, which approval will not be unreasonably withheld, conditioned, or delayed. The Party desiring to issue a Public Statement will provide to the other Party a preliminary draft of such Public Statement at least [**] in advance of such public disclosure and will provide a final draft of such Public Statement at least [**] in advance of such public disclosure. Once any public statement or public disclosure (including the Initial Press Releases) has been approved in accordance with this Section 12.4, then the applicable

Party may appropriately communicate information contained in such permitted statement or disclosure for so long as such information remains accurate and not misleading. Notwithstanding anything to the contrary in this Section 12.4, nothing in this Section 12.4 will be deemed to limit either Party’s rights under Section 12.3 or either Party’s ability to issue press releases or make other public statements or public disclosures required by applicable Law or rules of a nationally or internationally recognized securities exchange.

12.4.3The Parties acknowledge that Astria may be obligated to file a copy of this Agreement with the U.S. Securities and Exchange Commission (the “SEC”), or any other applicable entity having regulatory authority over Astria securities or the exchange thereof, as a material agreement of Astria, then Astria will be entitled to make such a required filing, provided that it requests confidential treatment of certain commercial terms and sensitive technical terms hereof to the extent such confidential treatment is reasonably available to Astria, and to the extent consistent with the legal requirements governing redaction of information from material agreements that must be publicly filed. If any such filing is made, Astria will provide Kaken with a copy of the Agreement marked to show provisions for which Astria intends to seek confidential treatment and will reasonably consider and incorporate Kaken’s comments thereon to the extent consistent with the legal requirements governing redaction of information from material agreements that must be publicly filed. Kaken will as promptly as practical provide any such comments. Kaken recognizes that applicable Laws and SEC policies and regulations to which Astria is and may become subject may require Astria to publicly disclose certain terms of this Agreement that Kaken may prefer not be disclosed, and that Astria is in all cases entitled hereunder to make such required disclosures to the extent necessary to comply with such Laws and SEC policies and regulations, as determined in good faith by Astria’s counsel.

12.4.4The Parties acknowledge that, if Kaken is or becomes obligated to file a copy of this Agreement with an applicable entity having regulatory authority over Kaken securities or the exchange thereof as a material agreement of Kaken, then Kaken will be entitled to make such a required filing, provided that it requests confidential treatment of certain commercial terms and sensitive technical terms hereof to the extent such confidential treatment is reasonably available to Kaken, and to the extent consistent with the legal requirements governing redaction of information from material agreements that must be publicly filed. If any such filing is made, Kaken will provide Astria with a copy of the Agreement marked to show provisions for which Kaken intends to seek confidential treatment and will reasonably consider and incorporate Astria’s comments thereon to the extent consistent with the legal requirements governing redaction of information from material agreements that must be publicly filed. Astria will as promptly as practical provide any such comments. Astria recognizes that applicable Laws and regulator policies and regulations to which Kaken may become subject may require Kaken to publicly disclose certain terms of this Agreement that Astria may prefer not be disclosed, and that Kaken is in all cases entitled hereunder to make such required disclosures to the extent necessary to comply with such Laws and regulator policies and regulations, as determined in good faith by Kaken’s counsel.

12.5Publications.  Kaken shall have the right to make Publications with respect to the Commercialization of the Licensed Products in the Kaken Territory subject to the prior written consent of Astria. In addition, in the event that Kaken desires to make a Publication that may disclose any of Astria’s Confidential Information, Kaken shall provide a copy of the proposed

Publication (including abstracts, or presentations to a journal, editor, meeting, seminar or other Third Party) to Astria for comment at least [**] prior to submission of such proposed manuscript for publication (or [**] in the case of an abstract or presentation). If, during such [**] or [**] period (as applicable), Astria notifies Kaken that such proposed Publication contains the Confidential Information of Astria, then: (a) Kaken will promptly remove all such Confidential Information in the manner directed by Astria; and (b) if requested by Astria, Kaken will delay the Publication for a period of time not to exceed [**] from the date of such written notice for Kaken to permit filing of Patent Rights on any inventions disclosed in such Publication.

12.6Restriction.  Except for disclosures permitted pursuant to Section 12.2, 12.3, 12.4, or 12.5, Kaken may not make any publication or public presentation with respect to the Antibody or any Licensed Product without Astria’s prior written consent.

12.7Injunctive Relief.  Each Party acknowledges and agrees that there would be no adequate remedy at law for any breach of its obligations under this Article 12, that any such breach would result in irreparable harm to the other Party, and, therefore, that, upon any such breach or any threat thereof, such other Party shall be entitled to appropriate equitable relief in addition to whatever remedies it might have at law, without the necessity of showing actual damages or posting a bond or other security.

Article 13

INDEMNIFICATION; INSURANCE

13.1Indemnification by Astria.  Astria will indemnify, hold harmless, and defend Kaken and its Affiliates, and their respective directors, officers, and employees (the “Kaken Indemnitees”) from and against any and all liabilities, expenses, costs, damages, deficiencies, obligations, and losses (including reasonable attorneys’ fees, court costs, witness fees, damages, judgments, fines, and amounts paid in settlement) payable to a Third Party (“Losses”) that are finally awarded or agreed to as a settlement of any claim, action, suit, or proceeding brought by a Third Party (each, a “Third Party Claim”) arising out of or resulting from: (a) any breach of any representation, warranty, or covenant contained in this Agreement by Astria; (b) the Development or Commercialization of the Antibody and any Licensed Product, during or after the Term, by or on behalf of Astria or any of its Affiliates, or (sub)licensee, or subcontractors in the Kaken Territory or the Astria Territory; or (c) [**] of any Astria Indemnitee in connection with the exercise of Astria’s rights or performance of Astria’s obligations under this Agreement. Notwithstanding the foregoing, Astria will not have any obligation to indemnify the Kaken Indemnitees to the extent that the applicable Losses arise out of [**] of any Kaken Indemnitee or any breach of this Agreement by Kaken.

13.2Indemnification by Kaken.  Kaken will indemnify, hold harmless, and defend Astria and its Affiliates, and their respective directors, officers, and employees (the “Astria Indemnitees”) from and against any and all Losses that are finally awarded or agreed to as a settlement of any Third Party Claim arising out of or resulting from: (a) any breach of any representation, warranty, or covenant contained in this Agreement by Kaken; (b) the Development or Commercialization of the Antibody and any Licensed Product by or on behalf of Kaken or any of its Affiliates, Sublicensees, or Subcontractors in the Kaken Territory; or (c) [**] of any Kaken Indemnitee in connection with the exercise of Kaken’s rights or performance of Kaken’s obligations under this Agreement. Notwithstanding the foregoing, Kaken will not have any obligation to indemnify the Astria Indemnitees to the extent that the applicable Losses arise out of [**] of any Astria Indemnitee or any breach of this Agreement by Astria.

13.3Procedure.  If a Third Party Claim is brought in which a Kaken Indemnitee or Astria Indemnitee entitled to indemnification under this Agreement (each, an “Indemnified Party”), the Indemnified Party will promptly notify the Party obligated to provide such indemnification (the applicable “Indemnifying Party”) in writing of the claim. The failure to deliver such written notice to the Indemnifying Party within a reasonable time after the commencement of any claim or action shall not relieve the Indemnifying Party of any obligation to the Indemnified Party under this Article 13, except to the extent that the Indemnifying Party is prejudiced by such delay. Upon receipt of such written notice, the Indemnifying Party will undertake and solely manage and control, at its sole expense, the defense of the claim and its settlement. The Indemnified Party will cooperate with the Indemnifying Party at the Indemnifying Party’s reasonable request and expense. The Indemnified Party may, at its option and expense, be represented in any such action or proceeding by counsel of its choice. The Indemnifying Party will not be liable for any litigation costs or expenses incurred by the Indemnified Party without the Indemnifying Party’s written consent (unless the Indemnifying Party fails or refuses to manage and control defense of the claim in good faith). The Indemnifying Party will not settle any such claim unless such settlement fully and unconditionally releases the Indemnified Party from all liability relating thereto and does not impose any obligations on the Indemnified Party, unless the Indemnified Party otherwise agrees in writing, which agreement will not be unreasonably withheld, conditioned, or delayed. No Indemnified Party may settle any claim for which it is being indemnified under this Agreement without the Indemnifying Party’s prior written consent, which consent will not be unreasonably withheld, conditioned, or delayed.

13.4Insurance.  During the Term and for a period of at least [**] thereafter, each Party shall procure and maintain at its own cost, with financially stable and reputable insurers, adequate insurance protection that is usual and customary for its respective business operations, including general and product liability insurances, as are reasonably necessary to cover its actual and potential insurable liabilities under this Agreement. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 13. Each Party will provide the other Party, at such other Party’s reasonable request, with a certificate of insurance.

Article 14

TERM AND TERMINATION

14.1Term.  The term of this Agreement will commence on the Effective Date and, unless earlier terminated in accordance with the terms of this Article 14, will expire upon the expiration of the last-to-expire Royalty Term (the “Term”).

14.2Termination.

14.2.1Termination for Convenience. Kaken will have the right to terminate this Agreement, for any reason or no reason upon on ninety (90) days’ prior written notice to Astria.

14.2.2Termination by Kaken for Safety Issues. Kaken may terminate this Agreement, in its entirety, upon thirty (30) days’ prior written notice to Astria in the event that Kaken determines that a material safety issue exists which would be reasonably expected to materially adversely affect the Development or Commercialization of the Licensed Products.

14.2.3Termination for Breach. A Party (the “Non-Breaching Party”) will have the right, in addition to any other rights and remedies available to such Party at law or in equity, to terminate this Agreement if the other Party (the “Breaching Party”) is in material breach of this Agreement. The Non-Breaching Party will first provide written notice to the Breaching Party, which notice will identify with particularity the alleged material breach (the “Breach Notice”). With respect to material breaches of any payment provision hereunder, the Breaching Party will have a period of [**] after such Breach Notice is provided to cure such breach. With respect to all other material breaches, the Breaching Party will have a period of [**] after such Breach Notice is provided to cure such breach. If such breach is not cured within the applicable period set forth above, the Non-Breaching Party may, at its election, terminate this Agreement upon written notice to the Breaching Party. The waiver by either Party of any breach of any term or condition of this Agreement will not be deemed a waiver as to any subsequent or similar breach.

14.2.4Termination for Bankruptcy and Rights in Bankruptcy.

(a)To the extent permitted under applicable Laws, if, at any time during the Term, an Event of Bankruptcy (as defined below) relating to either Party (the “Bankrupt Party”) occurs, the other Party (the “Other Party”) will have, in addition to all other legal and equitable rights and remedies available to such Party, the option to terminate this Agreement upon [**] written notice to the Bankrupt Party. It is agreed and understood that, if the Other Party does not elect to terminate this Agreement upon the occurrence of an Event of Bankruptcy, except as may otherwise be agreed with the trustee or receiver appointed to manage the affairs of the Bankrupt Party, the Other Party will continue to make all payments required of it under this Agreement as if the Event of Bankruptcy had not occurred, and the Bankrupt Party will not have the right to terminate any license granted herein. The term “Event of Bankruptcy” means: (i) filing in any court or agency pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the Bankrupt Party or of its assets; or (ii) being served with an involuntary petition against the Bankrupt Party, filed in any insolvency proceeding, where such petition is not dismissed within [**] after the filing thereof.

(b)All rights and licenses granted under or pursuant to this Agreement by Kaken and Astria are and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that the Parties, as licensees of such rights under this Agreement, will retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction. The Parties further agree that, if a bankruptcy proceeding is commenced by or against either Party under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, the Party hereto that is not a Party to such proceeding will be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in the non-subject Party’s possession, will be promptly delivered to it (i) upon any such commencement of a bankruptcy proceeding upon the non-subject Party’s written request therefor, unless the Party subject to such proceeding elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under clause (i) above, following the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefor by the non-subject Party.

14.3Effect of Termination.

14.3.1Termination Generally. Upon any termination (but not expiration) of this Agreement, the following will apply with respect to the Antibody and all Licensed Products in the Kaken Territory, except for those Licensed Products in the Kaken Territory with respect to which Kaken’s license has become perpetual in accordance with Section 8.3.2:

(a)all licenses and other rights granted by Astria to Kaken under this Agreement will immediately terminate, and each Party will return or destroy all Confidential Information of the other Party and will certify any such return or destruction in writing to the other Party; provided, that such Party may retain for a limited period thereafter any such Confidential Information of the other Party solely to the extent necessary in order to exercise its rights and carry out its obligations under this Section 14.3 or as necessary to exercise any other rights or carry out any other obligations expressly surviving such termination;

(b)upon Astria’s request, Kaken will promptly take all action that may be reasonably required to transfer to Astria or a Third Party designated by Astria all portions of customers lists, Promotional Materials, and any other information it has generated for selling the Licensed Products in the Kaken Territory that are (i) solely related to the Licensed Products; and (ii) not subject to any confidentiality obligations to any Third Parties;

(c)to the extent permitted under applicable Law, Kaken will, as requested by Astria on a Clinical Trial-by-Clinical Trial basis: (i) promptly wind down any such Clinical Trial then being conducted, in whole or in part, by or on behalf of Kaken or any of its Affiliates or Sublicensees in the Kaken Territory; or (ii) transfer any Clinical Trial then being conducted, in whole or in part, by or on behalf of Kaken or any of its Affiliates or Sublicensees in the Kaken Territory to Astria or an Affiliate or Third Party as specified by Astria, unless such transfer would adversely affect patient safety; provided that Kaken will be permitted to take all reasonable steps necessary to minimize liability and harm to patients in this process, and any costs incurred in connection with such wind-down or transfer shall be borne by (i) Kaken, if this Agreement is terminated by Kaken pursuant to Section 14.2.1 or 14.2.2 or by Astria pursuant to Section 14.2.3 or 14.2.4; or (ii) Astria, if this Agreement is terminated by Kaken pursuant to Section 14.2.3 or 14.2.4;

(d)except as expressly permitted in this Section 14.3, Kaken will cease using the Licensed Technology and Astria Product Trademarks in and for the Kaken Territory, and the rights and obligations of the Parties hereunder, including Kaken’s obligations under Section 2.4.2 (except with respect to Kaken’s exercise of any license that has become perpetual in accordance with Section 8.3.2), Section 5.2, and Section 6.6, shall terminate as of the effective date of such termination with respect to the Licensed Products;

(e)all Supply Agreements shall terminate;

(f)Kaken will cease forthwith all use in the Kaken Territory of all samples, advertising and promotional literature, technical data, point of sale and other material relating to the Licensed Products and in the possession or under the control of Kaken, and will destroy them and certify such destruction to Astria in writing;

(g)Kaken will cease as early as practically possible the use of any Internet website relating to any Licensed Product as well as any Trademark associated with any Licensed Product, in each case in the Kaken Territory;

(h)within [**] after the effective date of such termination, at Astria’s request, Kaken will sell to Astria all clinical or commercial inventory of any Licensed Products in Kaken’s possession as of the effective date of termination (“Product Transfer”). Clinical and commercial inventory shall be provided at a transfer price equal to Kaken’s cost of goods. Any packaging, transport, insurance and other costs relating to delivery shall be at Astria’s expense. If Astria decides not to conduct the Product Transfer or does not make such request within [**] after the effective date of termination, Kaken will have the right to sell or otherwise dispose of such inventory of Licensed Product on hand at the time of such termination for a period of [**] following the effective date of termination, as long as Kaken continues to make milestone and royalty payments under Article 8 in respect of the Net Sales resulting from sales of such inventory;

(i)Kaken will, to the extent feasible under applicable Law, promptly after the receipt of Astria’s request: (i) assign and transfer to Astria all of the right, title, and interest Controlled by Kaken in and to all Kaken Regulatory Documents (including Regulatory Approvals), Clinical Trial agreements (to the extent assignable), confidentiality and other agreements, and materials and Know-How relating to any Licensed Product in the Kaken Territory; and (ii) disclose to Astria all documents embodying the foregoing that are Controlled by Kaken;

(j)Kaken will reasonably cooperate with Astria to take all necessary steps, at Astria’s option, to cancel or assign to Astria all Trademarks owned by Kaken in the Kaken Territory and used solely for the Commercialization of any Licensed Product; and

(k)Notwithstanding any expiration or termination of this Agreement, the Pharmacovigilance Agreement (with respect to Kaken’s obligations thereunder) will continue in accordance with its terms.

14.3.2Termination by Astria for Cause or by Kaken without Cause. Without limiting Section 14.3.1, upon any termination of this Agreement by Kaken pursuant to Sections 14.2.1 or 14.2.2 or by Astria pursuant to Sections 14.2.3 or 14.2.4,

Kaken shall grant, and is hereby deemed to grant effective as of such termination, to Astria a worldwide, royalty-free, fully-paid, exclusive, irrevocable, perpetual license, with the right to sublicense through multiple tiers of sublicensees, under Kaken Technology, Licensed Product Improvement Technology, and Kaken’s share or interest in the Joint Technology, to Develop, Manufacture, Commercialize and otherwise exploit the Antibody and the Licensed Product anywhere in the world.

14.3.3Termination by Kaken for Cause. Without limiting Section 14.3.1, upon any termination of this Agreement by Kaken pursuant to Section 14.2.3 or 14.2.4,

at Astria’s written request within [**] after such termination, Kaken shall grant, and is hereby deemed to grant effective as of such termination, to Astria a worldwide, royalty-bearing, exclusive license, with the right to sublicense through multiple tiers of sublicensees, under Kaken Technology, Licensed Product Improvement Technology, and Kaken’s share or interest in the Joint Technology, to Develop, Manufacture, Commercialize and otherwise exploit the Antibody and the Licensed Product anywhere in the world. The Parties will negotiate in good faith an appropriate royalty for such license, taking into account the value of such Kaken Technology, Licensed Product Improvement Technology, and Joint Technology. In the event that the Parties are unable to agree on such royalty within a period of [**] from the date of termination of this Agreement, such royalty shall be determined by an independent Third Party expert mutually agreed upon by the Parties (such agreement not to be unreasonably withheld, conditioned, or delayed by either Party).

14.3.4Costs. The reasonable Out-of-Pocket Costs associated with the activities set forth in this Section 14.3 will be borne by (i) Kaken, if this Agreement is terminated by Kaken pursuant to Section 14.2.1 or Section 14.2.2 or by Astria pursuant to Section 14.2.3 or Section 14.2.4; or (ii) Astria, if this Agreement is terminated by Kaken pursuant to Section 14.2.3 or Section 14.2.4.

14.4Alternative Remedy for Termination for Cause.  In the event that Kaken has the right to terminate this Agreement pursuant to Section 14.2.3, then, in lieu of exercising such termination right and upon Kaken’s written notice: the amount of any Milestone Payments and royalties owed by Kaken under this Agreement shall be reduced by [**] (the “Payment Reduction”); provided that, if Kaken brings an action against Astria for such material breach and

Kaken is awarded damages as a result of such action, the amount of the Payment Reduction will be [**].

14.5Survival; Accrued Rights.  The following articles and sections of this Agreement will survive expiration or early termination for any reason: Articles 1, 13, and 15-17, and Sections 2.3, 4.8 (for [**] following the end of sales of the Licensed Product in the Kaken Territory after such expiration under Section 14.1 or early termination under Section 14.2), 5.7.1 (for the time period set forth therein), 8.3.2 (last sentence only), 8.4-8.9 (solely with respect to amounts owed, but not paid, as of such expiration or termination), 9.1, 11.6, 11.7, 12.1-12.3 (for the time period set forth in Section 12.1), 12.7, 14.3, and 14.5. In any event, expiration or termination of this Agreement will not relieve either Party of any liability that accrued hereunder prior to the effective date of such expiration or termination nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement, nor prejudice either Party’s right to obtain performance of any obligation.

Article 15

GOVERNING LAW; DISPUTE RESOLUTION

15.1Governing Law.  This Agreement and all amendments, modifications, alterations, or supplements hereto, and the rights of the Parties hereunder, will be construed under and governed by the Laws of the State of New York, exclusive of its conflicts of laws principles that would result in the application of the Laws of another jurisdiction. The Parties hereby agree to exclude the application of the United Nations Convention on Contracts for the International Sale of Goods to the transactions contemplated by this Agreement.

15.2Disputes.

15.2.1With respect to all disputes, claims, or controversies arising out of or in connection with this Agreement that do not involve a matter reserved for decision by the JSC while the JSC remains in existence, including any alleged failure to perform under, or breach of, this Agreement, or any issue relating to the formation, existence, validity, enforceability, performance, interpretation, breach, termination, or application of this Agreement (“Disputes”), if the Parties are unable to resolve such Dispute within [**] after such Dispute is first identified by either Party in writing to the other, then the Parties will refer such Dispute to the Executive Officers of each Party. The Executive Officers of both Parties will meet to attempt to resolve such Dispute. Such resolution, if any, of a referred issue will be final and binding on the Parties. All negotiations pursuant to this Section 15.2 are confidential and will be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Executive Officers cannot resolve such Dispute within [**] after either Party requests such a resolution in writing, then such Dispute shall be resolved as set forth in Section 15.2.2.

15.2.2Except as set forth in Section 15.2.3, all disputes arising out of or in connection with this Agreement that are not resolved in accordance with Article 3 and are not subject to a Party’s final decision-making authority in accordance with Article 3 will be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) by

three (3) arbitrators appointed in accordance with the Rules. The language of the arbitration will be English. The place of arbitration will be New York, New York, USA. The arbitrators will award to the prevailing Party, if any, as determined by the arbitrator(s), its reasonable attorneys’ fees and costs. Judgment on an award may be entered in any court having jurisdiction thereof. The Parties will maintain the confidential nature of the arbitration proceeding and the award, including the hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an award or its enforcement, or unless otherwise required by Law.

15.2.3Unless otherwise agreed by the Parties, a dispute between the Parties relating to the validity or enforceability of any Patent Right will not be subject to arbitration, but will instead be submitted to a court or patent office of competent jurisdiction in the relevant country or jurisdiction in which such Patent Right was issued or, if not issued, in which the underlying patent application was filed, and any dispute between the Parties relating to the ownership or inventorship of any Patent Right will not be subject to arbitration, but will instead be submitted to a federal district court of competent jurisdiction located in New York, New York, USA.

15.3Language.  This Agreement has been prepared in the English language and the English language will control its interpretation. Except as otherwise expressly provided in this Agreement, all consents, notices, reports, and other written documents to be delivered or provided by a Party under this Agreement will be in the English language, and, if there is any conflict between the provisions of any document and the English language translation thereof, then the terms of the English language translation will control.

Article 16

ASSIGNMENT AND ACQUISITIONS

16.1Assignment.

16.1.1Neither this Agreement nor any of the rights, interests, or obligations hereunder will be assigned by either Party (and, for these purposes, a merger, sale of assets, operation of law, or other transaction will be deemed an assignment) without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may, without the other Party’s written consent, assign this Agreement and its rights and obligations hereunder in whole or in part to (i) an Affiliate of such Party or (ii) a Third Party that acquires, by or otherwise in connection with a merger, sale of assets, or otherwise, all or substantially all of the business of such Party to which the subject matter of this Agreement relates, as long as (A) the assignee agrees in writing to assume all of such Party’s obligations under this Agreement and (B) to the extent consistent with applicable Law and permitted by the assigning Party’s applicable contracts, the assigning Party notifies the other Party of such assignment following the closing of such assignment. The assigning Party will remain responsible for the performance by its assignee of this Agreement or any obligations hereunder so assigned.

16.1.2The terms of this Agreement will be binding upon and will inure to the benefit of the successors, heirs, administrators, and permitted assigns of the Parties. Any purported assignment in violation of this Section 16.1 will be null and void ab initio.

16.2Acquisitions.  Notwithstanding anything to the contrary in this Agreement, if a Party undergoes a Change of Control, then any technology or intellectual property rights owned, licensed, or otherwise controlled by the Person acquiring such Party or any of such acquiring Person’s Affiliates (other than one of the Parties to this Agreement or any Affiliate of a Party immediately before such Change of Control) shall not be included in the technology and intellectual property rights licensed to the other Party hereunder to the extent held by such acquiring Person or its Affiliates (other than the relevant Party to this Agreement or any Affiliate of a Party immediately before such Change of Control) prior to such transaction, or to the extent such technology or intellectual property rights are developed or acquired by such acquiring Person or any of its Affiliates outside the scope of activities conducted hereunder and without use of or reference to (i) any technology or intellectual property rights of the acquired Party (including, in the case of Astria as the acquired Party, any Astria Patents or Astria Know-How) or any Affiliate of such Party immediately before such Change of Control or (ii) any Confidential Information of other Party.

Article 17

MISCELLANEOUS

17.1Force Majeure.  Neither Party will be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in achieving any objective, satisfying any condition, or performing any obligation under this Agreement to the extent that such failure or delay is caused by or results from acts or events beyond the reasonable control of such Party, including acts of God, embargoes, war, acts of war (whether war be declared or not), terrorism, insurrections, riots, civil commotions, strikes, lockouts, or other labor disturbances (other than strikes, lockouts, or labor disturbances involving a Party’s own employees), government actions, fire, earthquakes, floods, epidemics, pandemics, the spread of infectious diseases, and quarantines (“Force Majeure”). In addition, a Force Majeure may include reasonable measures affirmatively taken by a Party or its Affiliates to respond to any epidemic, pandemic, or spread of infectious disease, or other Force Majeure event, such as requiring employees to stay home, closures of facilities, delays of Clinical Trials, or cessation of activities in response to an epidemic or other Force Majeure event. The affected Party will notify the other Party in writing of any Force Majeure circumstances that may affect its performance under this Agreement as soon as reasonably practical, will provide a good faith estimate of the period for which its failure or delay in performance under the Agreement is expected to continue based on currently available information, and will undertake reasonable efforts necessary to mitigate and overcome such Force Majeure circumstances and resume normal performance of its obligations hereunder as soon a reasonably practicable under the circumstances. If the Force Majeure circumstance continues, then, to the extent reasonably possible under the circumstances, the affected Party will update such written notice to the other Party on a monthly basis, or more frequently if requested by the other Party, to provide updated summaries of its mitigation efforts and its estimates of when normal performance under the Agreement will be able to resume.

17.2Entire Agreement.  This Agreement, together with the exhibits and schedules attached hereto, constitutes the entire agreement between Astria, on the one hand, and Kaken, on the other hand, with respect to the subject matter hereof, supersedes all prior and contemporaneous understandings and writings between Astria, on the one hand, and Kaken, on the other hand relating to such subject matter, including the Prior CDA, and will not be modified or amended except by another agreement in writing executed by the Parties.

17.3Severability.  If, under applicable Law, any provision of this Agreement is invalid or unenforceable (such invalid or unenforceable provision, a “Severed Clause”), it is mutually agreed that this Agreement will endure except for the Severed Clause. The Parties will consult one another and use their reasonable efforts to agree upon a valid and enforceable provision that is a reasonable substitute for the Severed Clause in view of the intent of this Agreement.

17.4Notices.  Any notice required or permitted to be given by a Party to the other Party under this Agreement will be in writing and will be deemed given only (a) (i) when delivered to the other Party personally (with receipt); or (ii) [**] after being sent by an internationally recognized courier service (including Federal Express or DHL) charges prepaid, in each case ((i)-(ii)) at the applicable address as indicated below, or to such other address as provided in writing in accordance with this Section 17.4; or (b) if transmitted via electronic mail with a hard copy provided in accordance with clause (a), which hard copy will constitute notice hereunder.

If to Astria:

Astria Therapeutics, Inc.

22 Boston Wharf Road 10th Floor
Boston, MA 02210, U.S.A.

Attention: [**], Chief Executive Officer
Email: [**]

With a copy to: Legal Department, [**]

With a copy to (which will not constitute notice for purposes of this Agreement):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street
Boston, Massachusetts 02109 USA

Attention: [**]

Email: [**]

If to Kaken:

Kaken Pharmaceutical Co., Ltd.

28-8, Honkomagome 2-chome, Bunkyo-ku Tokyo 113-8650, Japan

Attention: General Manager, Head of Business Development

Email: [**]

With a copy to (which will not constitute notice for purposes of this Agreement):

Atsumi & Sakai

2-2, Uchisaiwaicho 2-chome, Chiyoda-ku Tokyo 100-0011, Japan

Attention: [**]

Email: [**]

17.5Agency.  Neither Party is, nor will be deemed to be a partner, employee, agent, or representative of the other Party for any purpose. Each Party is an independent contractor of the other Party. Neither Party will have the authority to speak for, represent, or obligate the other Party in any way without prior written authority from the other Party.

17.6No Waiver.  Any omission or delay by either Party at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants, or provisions hereof by the other Party, will not constitute a waiver of such Party’s rights to the enforcement of any of its rights under this Agreement. Any waiver by a Party of a particular breach or default by the other Party will not operate or be construed as a waiver of any subsequent breach or default by the other Party.

17.7Cumulative Remedies.  Except as may be expressly set forth herein, no remedy referred to in this Agreement is intended to be exclusive, but each will be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law or in equity.

17.8No Third Party Beneficiary Rights.  This Agreement is not intended to and will not be construed to give any Third Party other than any interest or rights (including any third party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

17.9Counterparts.  This Agreement may be executed in counterparts, all of which, taken together, will be regarded as one and the same instrument. Counterparts may be delivered via electronic mail, including Adobe™ Portable Document Format (PDF) or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, and any counterpart so delivered will be deemed to be original signatures, will be valid and binding upon the Parties, and, upon delivery, will constitute due execution of this Agreement.

17.10Interpretation.  (a) Whenever any provision of this Agreement uses the word “including,” “include,” “includes,” or “e.g.,” such word shall be deemed to mean “including without limitation” and “including but not limited to”; (b) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used; (c) a capitalized term not defined herein but reflecting a different part of speech from that of a capitalized term which is defined herein shall be interpreted in a correlative manner; (d) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (e) the recitals set forth at the start of this Agreement, along with the schedules to this Agreement, and the terms and conditions incorporated in such recitals and schedules, shall be deemed integral parts of this Agreement and all references in this Agreement to this Agreement shall encompass such recitals and schedules and the terms and conditions incorporated in such recitals and schedules; but, if there is any conflict between the terms and conditions of the body of this Agreement and any terms and conditions set forth in the recitals or schedules, the terms of the body of this Agreement shall control; (f) if there is any conflict between the terms and conditions of this Agreement and any terms and conditions that may be set forth on any order, invoice, verbal agreement, or otherwise, the terms and conditions of this Agreement shall govern; (g) this Agreement shall be construed as if both Parties drafted it jointly, and shall not be construed against either Party as principal drafter; (h) unless otherwise provided, all references to Sections, Articles, and Schedules in this Agreement are to Sections, Articles, and Schedules of and to this Agreement; (i) any reference to any Law shall mean such Law as in effect as of the relevant time, including all rules and regulations thereunder, and any successor Law in effect as of the relevant time, and including the then-current amendments thereto; (j) wherever used, the word “shall” and the word “will” are each understood to be imperative or mandatory in nature and are interchangeable with one another; (k) references to a particular individual or entity include such individual’s or entity’s successors and assigns to the extent not prohibited by this Agreement; (l) the captions and table of contents used herein are inserted for convenience of reference only and shall not be construed to create obligations, benefits or limitations; (m) the word “year” means any consecutive twelve (12) month period, unless otherwise specified; and (n) the term “or” will be interpreted in the inclusive sense commonly associated with the term “and/or” unless preceded by the word “either” or other language indicating the subjects of the conjunction are, or are intended to be, mutually exclusive.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Astria Therapeutics, Inc		Kaken Pharmaceutical Co., Ltd.

By:	/s/ Jill C. Milne	By:	/s/ Hiroyuki Horiuchi
Name:	Jill C. Milne	Name:	Hiroyuki Horiuchi
Title:	President and Chief Executive Officer	Title:	President and Representative Director

[Signature Page to License Agreement]

Schedule 1.6

Antibody

[**]

Schedule 1.12

Astria Product Trademarks

[**]

Schedule 1.79

Illustrative Global Phase 3 Trial Program Out-of-Pocket Costs as of [**]

[**]

Schedule 1.97

Licensed Patent Rights as of [**]

[**]

Schedule 4.1.4

Design and Estimated Cost of the Global Phase 3 Trial Program

[**]

Schedule 7.3

Certain Supply Agreement Terms

[**]